Form 10KSB, Exhibit 13
period 1995-07-03
CUCOS INC
filed 1995-09-28
CIK 731724

                                  [CUCOS LOGO]
                         CUCOS INC. 1995 ANNUAL REPORT

                                  [CUCOS LOGO]

                              RESTAURANT LOCATIONS

COMPANY RESTAURANTS                       FRANCHISED RESTAURANTS

ALABAMA                                   ARKANSAS
Birmingham (2)                            Fort Smith
Montgomery                                FLORIDA
FLORIDA                                   Boynton Beach
Pensacola                                 Jacksonville
Tallahassee                               LOUISIANA
LOUISIANA                                 Metairie
Alexandria                                MISSISSIPPI
Gretna                                    Hattiesburg
Hammond
Houma
Metairie
Monroe
New Orleans
Slidell
MISSISSIPPI
Biloxi
Pascagoula

                                    [MAP]


                               TABLE OF CONTENTS

Restaurant Locations     Inside Front Cover
Financial Summary                       1
Letter to Shareholders                  2
Selected Financial Data                 4
Management's Discussion and Analysis    5
Statements of Operations               11
Balance Sheets                         12
Statements of Cash Flows               13
Statements of Shareholders' Equity     14
Stock Data (unaudited)                 14
Notes to Financial Statements          15
Report of Independent Auditors         19
Report of Management                   19
Directors & Officers                   20
Corporate Information     Inside Back Cover

CUCOS INC. IS A FULL-SERVICE, CASUAL DINING RESTAURANT CHAIN OFFERING MODERATELY PRICED MEXICAN APPETIZERS, ENTREES AND COMPLEMENTING BEVERAGES. CUCOS WAS FOUNDED IN 1981 AND CURRENTLY OPERATES FIFTEEN COMPANY-OWNED AND FIVE FRANCHISED RESTAURANTS LOCATED IN THE SOUTHEASTERN UNITED STATES.

                               FINANCIAL SUMMARY

                                                                                            PERCENT CHANGE
                                    1995               1994               1993         95 vs. 94     94 vs. 93
---------------------------------------------------------------------------------------------------------------
System Sales  . . . . . . .  $   29.4   million     $ 31.0  million    $ 34.0  million      -5.2        -8.8
Company Revenues  . . . . .  $   19.5   million     $ 22.9  million    $ 21.3  million     -14.6        +7.5
Net income (Loss) before
    Cumulative Effect   . .  $ (1,518)  thousand    $  208  thousand   $  202  thousand      n/a        +3.0
Cumulative Effect*  . . . .  $     --                  152  thousand       --                n/a         n/a
                             --------               ------             ------              -----       -----
Net Income (Loss) . . . . .  $ (1,518)  thousand    $  360  thousand   $  202  thousand      n/a       +78.2
                             --------               ------             ------              -----       -----
              Per Share
Net income (Loss) before
    Cumulative Effect   . .  $   (.72)              $ 0.10             $ 0.09                n/a       +11.1
Cumulative Effect*  . . . .  $     --                 0.07                 --                n/a         n/a
                             --------               ------             ------              -----       -----
Net Income (Loss)
            Per Share . . .  $   (.72)              $ 0.17             $ 0.09                n/a       +88.0
                             --------               ------             ------              -----       -----
Number of Restaurants**
    Company-owned   . . . .        15                   15                 18                 --       -16.7
    Franchised  . . . . . .         7                   12                 13              -41.7        -7.7
                             --------               ------             ------              -----       -----
         Total  . . . . . .        22                   27                 31              -18.5       -12.9
                             --------               ------             ------              -----       -----
Net Book Value Per Share  .  $   1.06               $ 1.73             $ 1.59              -39.3        +8.8

* During Fiscal 1994 the company adopted SFAS #109 resulting in a nonrecurring Cumulative Effect Adjustment to income of $152,000 ($.07 per share).
**  As of year end.

                                  [CUCOS LOGO]

                             LETTER TO SHAREHOLDERS

DEAR FELLOW SHAREHOLDER:

         Fiscal 1995 was one of the most difficult years the Company has ever faced. We adopted aggressive measures to deal with the multiple problems facing the Company, and, fortunately, those strategies appear to be paying off. We are now more optimistic about the Company's future than we have been for some time. Let me review for you the "bad news" of 1995, the highlights of our strategies, and the "good news" resulting from the implementation of these strategies.

THE BAD NEWS

         The Net Loss for Fiscal 1995 was $1,518,328 ($.72 per share) compared to a profit of $359,940 ($.17 per share) in Fiscal 1994. The Net Loss for the Fourth Quarter ended July 2, 1995, was $398,247 ($.19 per share) compared to Net Income $85,811 ($.04 per share) for the Fourth Quarter ended July 3, 1994.

         In the 1994 Annual Report we discussed significant changes in the marketplace. The study on Mexican food by the Center for Science in the Public Interest affected Cucos as well as the entire Mexican segment. We have completed the first year since the announcement by CSPI and hope that the worst of the negative impact is behind us. The second major change in the marketplace is the expansion of casino and riverboat gaming in Louisiana and Mississippi. This has shifted considerable discretionary spending away from eating and drinking establishments. The impact of these changes in the marketplace has lasted longer and has been deeper than we originally expected. In addition, the casual segment of the restaurant industry has moved from using primarily word-of-mouth and radio advertising to using television advertising. These factors significantly changed our competitive position in the marketplace. During Fiscal 1995 we experienced the second consecutive annual decline in comparable restaurant sales after nine years of increases. Sales per restaurant for company-owned restaurants declined 1.7% in 1995 on top of a 3.4% decline in 1994.

         Franchised Operations results were also disappointing. During the year, two franchised restaurants opened, while seven franchised restaurants closed. Four of the seven restaurant closings were at the Company's insistence due to the franchisees' noncompliance with their franchise or lease agreements. Two additional franchised restaurants closed due to losses incurred from the Macon, Georgia, flood in August of 1994.

         Four of the franchised restaurants that closed were previously subleased by the Company to franchisees. We decided to abandon these sites as franchise or company-operated locations and are attempting to sublease or sell these properties to independent third parties. Reserves of $927,846 were established during Fiscal 1995 to cover the rent and related expenses associated with franchisee closings.

THE STRATEGIES

         To counteract the negative trends noted above, we began a program to become the aggressor in the marketplace by:

           o  Accelerating our remodeling program.

           o Selectively reducing prices to ensure there are sufficient choices at lower price points for our guests.

           o Doubling the level of advertising, including the Company's first TV campaigns.

         These actions were mostly completed during the Third and Fourth Quarters of Fiscal 1995.

         We also instituted a major cost reduction program including a 10% pay cut for all officers and supervisors and a staff reduction of 8%. In addition to economizing (obviously) on the cost of our Annual Report, we decided to discontinue the quarterly report, since the mailing of our Quarterly Report to Shareholders duplicates most of the information included in our press release, which many of you also receive. This will result in savings of thousands of dollars in printing and mailing expenses. If you wish to be added to our press release list, please contact Mr. Sandeman, our Vice President-Finance, at the number or address noted on the back cover of this Annual Report.

THE GOOD NEWS

         For the Fourth Quarter of Fiscal 1995, comparable sales per restaurant for company-owned locations INCREASED 4.7%. This was the first quarterly increase in comparable sales per restaurant in almost two years.

         Sales have continued to improve in Fiscal 1996. For the first ten weeks of Fiscal 1996, sales per company-owned restaurant increased by about 10.0% compared to the same period in Fiscal 1995. Since year end we have remodeled one additional restaurant and have begun a second. THE INVESTMENT IN THE LONG-TERM STRATEGIES OF REMODELING, REPRICING AND REMARKETING IS WORKING. To ensure completion of these strategies, we completed a $500,000 financing through the issuance of zero-coupon convertible Notes due June 30, 2015. In addition, subsequent to year end, the Company signed a multi-unit franchise agreement allowing a new franchisee to open up to five restaurants in the next seven years.

         We are becoming increasingly confident that our strategies are correct, that we are headed in the right direction. If present trends continue, we will have positive results to report during Fiscal 1996.

         Our Annual Meeting will again be held at Cucos Border Cafe at 3000 Veterans Boulevard in Metairie, Louisiana, on October 26, 1995, at 3:00 P.M. I look forward to seeing you.

                                        Sincerely,

                                        /s/ VINCENT J. LIUZZA, JR.
                                        Vincent J. Liuzza, Jr.
                                        Chairman and President
                                        Cucos Inc.

                            SELECTED FINANCIAL DATA

OPERATING STATEMENT DATA

                                                                       FISCAL YEAR ENDED
                                             --------------------------------------------------------------------
                                                 JULY 2        July 3        July 4       June 28       June 30
Revenues:                                         1995          1994          1993          1992          1991
                                             ------------   ------------  ------------  -----------   -----------
    Sales of Food and Beverages              $ 18,812,719   $ 22,023,962  $ 20,499,109  $16,708,230   $13,591,230
    Franchise Fees and Royalties                  354,719        409,345       518,856      669,636       810,162
    Commissary, Rent and Other Income             373,671        441,203       324,271      409,714       443,637
                                             ------------   ------------  ------------  -----------   -----------
Total Revenues                                 19,541,109     22,874,510    21,342,236   17,787,580    14,845,029

Restaurant Costs and Expenses:
    Cost of Sales                               4,900,784      5,538,354     5,086,291    4,233,082     3,443,358
    Restaurant Labor and Benefits               6,344,056      7,469,706     6,857,383    5,474,489     4,328,474
    Other Operating Expenses                    3,054,604      3,465,149     3,431,125    2,896,573     2,277,169
    Occupancy Costs                             2,173,439      2,609,042     2,318,803    1,821,775     1,494,359
    Preopening Costs                                   --        110,396       157,628      170,119       238,186
                                             ------------   ------------  ------------  -----------   -----------
Total Restaurant Expenses                      16,472,883     19,192,647    17,851,230   14,596,038    11,781,546

Operations and Franchise Expenses               2,323,976      1,409,101     1,267,320    1,358,109     1,174,375
Corporate Expenses                              1,800,396      1,665,850     1,683,524    1,401,506     1,504,357
Interest Expense                                  416,092        398,972       338,632      269,148       234,662
                                             ------------   ------------  ------------  -----------   -----------

Income (Loss) Before Income Taxes and Cumulative
   Effect of Accounting Change                 (1,472,238)       207,940       201,530      162,779       150,089

Income Taxes                                       46,090             --            --           --            --
                                             ------------   ------------  ------------  -----------   -----------

Income (Loss) Before Cumulative Effect of
   Accounting Change                           (1,518,328)       207,940       201,530      162,779       150,089

Cumulative Effect of Accounting Change                 --        152,000            --           --            --
                                             ------------   ------------  ------------  -----------   -----------

Net Income (Loss)                            $ (1,518,328)  $    359,940  $    201,530   $  162,779   $   150,089
                                             ============   ============  ============  ===========   ===========

Weighted Shares Outstanding                     2,113,747      2,179,773     2,144,474    2,113,747     2,083,747
                                             ============   ============  ============  ===========   ===========

Income Per Share:
    Income (Loss) Before Cumulative Effect
           of Accounting Change              $      (0.72)  $       0.10  $       0.09  $      0.08   $      0.07
    Cumulative Effect of Accounting Change             --           0.07            --           --            --
                                             ------------   ------------  ------------  -----------   -----------
Net Income (Loss) Per Share                  $      (0.72)  $       0.17  $       0.09  $      0.08   $      0.07
                                             ============   ============  ============  ===========   ===========

BALANCE SHEET DATA

Current Assets                               $  2,024,356   $  2,564,960  $  2,657,931   $2,273,987   $ 1,867,333
Property, Equipment (Net)                       5,844,173      6,141,364     6,173,240    4,323,484     3,856,887
Total Assets                                    8,419,431      9,257,078     8,949,663    6,800,313     5,856,679
Current Liabilities                             3,320,725      3,160,206     3,202,129    1,847,628     1,895,822
Long-Term Debt                                  2,838,359      2,253,862     2,241,464    1,598,145       767,887
Shareholders' Equity                            2,249,348      3,767,676     3,407,736    3,206,206     3,013,426

SELECTED BALANCE SHEET RATIOS

Current Ratio                                        0.61           0.81          0.83         1.23          0.98
Long-Term Debt/Equity Ratio                          1.26           0.60          0.66         0.50          0.25
Net Book Value Per Share                            $1.06          $1.73         $1.59        $1.52         $1.45

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

         The following table sets forth the relative percentage that certain items in the Company's operating statements bear to total revenues (except restaurant cost and expenses which are a percentage of sales) and the percent increase (decrease) of the actual components of the statements of income for the indicated periods.

PERCENTAGE BREAKDOWN

                                                           FISCAL YEAR ENDED                     % CHANGE
                                                    1995          1994        1993        95 vs.94     94 vs.93
                                                    ----          ----        ----        --------     --------
Revenues:
    Sales of Food and Beverages                     96.27%       96.28%       96.05%        (14.58)%      7.44%
    Franchise Fees and Royalties                     1.82         1.79         2.43         (13.34)     (21.11)
    Commissary, Rent and Other Income                1.91         1.93         1.52         (15.31)      36.06
                                                   ------       ------       ------         -------       ----
Total Revenues                                     100.00       100.00       100.00         (14.57)       7.18

Restaurant Costs and Expenses:
    Cost of Sales                                   26.05        25.15        24.81         (11.51)       8.89
    Restaurant Labor and Benefits                   33.72        33.92        33.45         (15.07)       8.93
    Other Operating Expenses                        16.24        15.73        16.74         (11.85)        .99
    Occupancy Costs                                 11.55        11.84        11.31         (16.70)      12.52
    Preopening Costs                                   --         0.50         0.77            N/A      (29.96)
                                                   ------       ------       ------         -------       ----
Total Restaurant Expenses                           87.56        87.14        87.08         (14.17)       7.51

Operations and Franchise Expenses                   11.89         6.16         5.94          64.93       11.19
Corporate Expenses                                   9.21         7.28         7.89           8.08       (1.05)
Interest Expense                                     2.13         1.74         1.59           4.29       17.82
                                                   ------       ------       ------         -------       ----

Income (Loss) Before Income Taxes and
    Cumulative Effect                               (7.53)        0.91         0.94            N/A        3.18
Income Taxes                                         0.24         0.00         0.00            N/A         N/A
                                                   ------       ------       ------         -------       ----

Income (Loss) Before Cumulative Effect
    of Accounting Change                            (7.77)%       0.91%        0.94%           N/A        3.18%
                                                   ======       ======       ======         =======       ====

1995 COMPARED TO 1994

         During the fiscal year ended July 2, 1995, revenues declined to $19,541,109, down 14.57%, compared to $22,874,510 in fiscal 1994. Sales of
Food and Beverages decreased 14.58% to $18,812,719 in fiscal 1995 from $22,023,962 in fiscal 1994. This decrease was primarily due to having 15 restaurants in operation for all of fiscal 1995 compared to 18 for most of fiscal 1994, and to a 1.7% decline in comparable sales per restaurant. Comparable sales per restaurant declined for a number of reasons. On July 18,1994, the Center for Science In the Public Interest (CSPI) issued a study labeling Mexican food as unhealthy. Obviously, we disagree with this study and
its methods.   However, the impact of this negative press has been felt
throughout the Mexican Restaurant Segment. National Mexican restaurant chains have experienced sales declines as high as 15%. The second significant reason for the decline in comparable sales per restaurant is casino gaming. Gaming continues to grow on the Mississippi Gulf Coast, New Orleans, and the rest of the state of Louisiana. The short to intermediate impact of casino gaming will continue to be negative on Cucos. Casino gaming results in a reallocation of discretionary income, and casinos often sell food at or below cost.

         Despite these negative influences, we were able to build comparable sales per restaurant by 4.7% during the fourth quarter. This improvement was primarily due to our remodeling program, the introduction of TV advertising and a price decrease. The fourth quarter increase in comparable sales per restaurant reversed a two year downtrend in this important sales statistic.

         Franchise Fees and Royalties decreased to $354,719 in 1995 from $409,345 in 1994. Royalties from franchised restaurants declined $71,811 to $272,109 in 1995 from $343,920 because of lower sales from franchised restaurants. During 1995 two franchised restaurants opened, and seven franchised restaurants closed due to the factors noted above, in addition to increased competition from other casual dining chains. License Fee Revenues were $20,609 in 1995 compared to $14,425 in 1994. There were two franchised restaurants opened in 1995 compared to one in fiscal 1994. Franchise Development Fee Revenues were $12,000 in 1995 compared to $1,000 in 1994. In addition, Development Fee Revenues from forfeiture of development rights was $50,000 in both fiscal 1995 and 1994.

         Commissary, Rent and Other Income decreased to $373,671 in 1995 from $441,203 in 1994. This decline is primarily due to a $72,286 decline in rental income, because of the closing of four franchised restaurants previously subleased to franchisees, and a $13,483 decline in commissary sales, offset by an increase of $29,268 in management fees. The Company manages one restaurant for an affiliated franchisee for a fee of 5.0% of sales.

         Restaurant Costs and Expenses decreased 14.17% to $16,472,883 in fiscal 1995 from $19,192,647 in 1994 primarily due to having three fewer restaurants in 1995 compared to 1994. Total restaurant expenses as a percentage of Sales of Food and Beverages were 87.56% in 1995 compared to 87.14% in 1994. Cost of Sales as a percentage of Sales of Food and Beverages increased to 26.05% from 25.15% in 1994 due to a price decrease and higher produce costs. Restaurant Labor and Benefits declined .20% as a percentage of Sales of Food and Beverages to 33.72% in 1995 from 33.92% in 1994. This decline as a percent of sales is primarily due to decreased health insurance and workman's compensation costs during fiscal 1995. Other Operating Expenses, which include such expenses as utilities, restaurant supplies, and advertising and promotion costs, declined 11.85% to $3,054,604 in 1995 from $3,465,149 in 1994, primarily due to having three fewer restaurants in operation in 1995 compared to 1994. Media advertising costs due to the new television advertising campaigns increased to $541,620 in 1995 (up 39.0%) compared to spending of $389,550 in 1994. Occupancy Costs include rent, common area maintenance, taxes, insurance, and depreciation. These costs decreased slightly as a percentage of sales to 11.55% of Sales of Food and Beverages in 1995 compared to 11.84% in 1994. Preopening costs were $0 in 1995 compared to $110,396 in 1994. Preopening costs are amortized over twelve months. Amortization of these costs from the four restaurants opened or purchased in 1993 was completed in 1994. No new company-owned restaurants opened during fiscal 1995.

         Operations and Franchise Expenses increased $914,875 (64.93%) and as a percentage of Total Revenues increased to 11.89% in 1995 from 6.16% in 1994. The dollar increase primarily represents the costs associated with three franchisees ceasing operations at four restaurants subleased to them by the Company. These costs consisted of the establishment of a reserve for asset impairment, a reserve established for rent and other costs during the time required for disposal, and amounts for bad debts associated with these franchisees. During 1995 the Company established a reserve for asset impairment of $190,826 for the Bossier City and Cutler Ridge restaurants. Management expects that the rental streams to be generated by the subleases of these two properties will be insufficient to recapture the Company's complete investment in leasehold improvements at these two locations. In addition, a reserve of $392,823 for future rental and other costs was established for the four locations to cover the estimated expenses to carry the properties during the time required for sublease or disposal. In addition, the Company increased its provision for doubtful accounts by $344,197, primarily to reflect receivable losses associated with the closure of these four restaurants plus three additional franchised restaurants during fiscal 1995. One of the properties was subleased before year-end. Management is in various stages of sublease negotiations for the remaining properties and will continue to pursue disposition at terms favorable to the Company. At year-end there was $172,123 remaining in the reserves for rents and related costs.

         Corporate Expenses increased in absolute terms ($134,546) and as a percentage of revenues (1.93%). The increase between years is due to an increase in professional fees (primarily legal fees) of $49,000, marketing consulting fees of $23,000, marketing research of $39,000 and construction and real estate of $18,000. Interest Expense increased to $416,092 in 1995 from $398,972 in 1994, primarily reflecting the increased level of debt due to remodeling five restaurants during the fiscal year.

         These factors resulted in a loss before income taxes of $1,472,238 in 1995 compared to a profit of $207,940 in 1994. There was a federal tax
provision of $46,090 in 1995 compared to zero in 1994.   The Company has
provided a valuation allowance for deferred tax assets related primarily to net operating loss carryforwards, which may not be realized through future taxable income and the future reversals of existing taxable temporary differences. Because of the factors discussed throughout this analysis, management has increased the valuation allowance. The income tax expense recognized during fiscal 1995 is a result of this increase in the valuation allowance. Management believes that the remaining deferred tax assets of $105,910 are realizable through future taxable income and the future reversals of existing taxable temporary differences. Uncertainties that effect the ultimate realization of deferred tax assets include the risk of incurring additional losses in the future. This risk has been considered in determining the need for a valuation allowance. During the first quarter of 1994, the Company adopted SFAS No. 109, "Accounting for Income Taxes" and has reported the cumulative effect of the change in method of accounting for income taxes as of the beginning of 1994 fiscal year in the financial statements. The cumulative effect on prior years of this change in accounting principle was $152,000 or $.07 per share. Net income after giving effect to this accounting change was $359,940 ($.17 per share) in 1994 compared to an after tax loss of $1,518,328 ($.72) per share in fiscal 1995.

         During the fourth quarter of 1995, the Company was able to reverse the negative trend in comparable sales per restaurant for the first time in two years. For the first ten weeks of fiscal 1996, the sales increase noted in the fourth quarter is continuing. In addition, the Company reorganized management responsibilities, reduced head count at the corporate headquarters and instituted several other cost control measures that should favorably affect results for fiscal 1996.

1994 COMPARED TO 1993

         During the fiscal year ended July 3, 1994, revenues rose to $22,874,510, up 7.18%, compared to $21,342,236 recorded in fiscal 1993. Sales of Food and Beverages advanced 7.44% to $22,023,962 in the fifty-two weeks ended July 3, 1994, from $20,499,109 achieved in the fifty-three weeks ended July 4, 1993. This increase was primarily due to having 18 equivalent restaurants in operation in 1994 compared to an average of 15.4 restaurants in operation in fiscal 1993. The increase in sales due to having more restaurants was partially offset by a decline of 3.4% in comparable sales per restaurant.

         Franchise Fees and Royalties decreased to $409,345 in 1994 from $518,856 in 1993. Royalties from franchised restaurants declined $144,936 to $343,920 in 1994 from $488,856 because of lower sales from franchised restaurants due to fewer restaurants. During 1993 one franchised restaurant closed, and three franchised restaurants were purchased by the Company. During fiscal 1994 one franchised restaurant opened, four closed, and two restaurants previously operated by the Company were franchised. License Fee Revenues were $14,425 in 1994 compared to zero in 1993. Franchise Development Fee Revenues were $1,000 compared to zero in 1993. In addition, Development Fee Revenues from forfeiture of development rights increased to $50,000 in fiscal 1994 from $30,000 recorded in fiscal 1993.

         Commissary, Rent and Other Income increased to $441,203 in 1994 from $324,271 in 1993, primarily due to increased management fees ($46,841) and higher rent income ($79,550). These increases were offset by a decline in commissary sales. The Company manages one restaurant for a franchisee for a management fee of 5.0% of sales.

         Restaurant Costs and Expenses increased 7.51% to $19,192,647 in fiscal 1994 from $17,851,230 in

1993 primarily due to incremental expenses associated with the four new company-owned restaurants opened or purchased in fiscal 1993. Total restaurant expenses as a percentage of Sales of Food and Beverages was 87.14% in 1994 compared to 87.08% in 1993. Cost of Sales as a percentage of Sales of Food and Beverages increased slightly to 25.15% from 24.81% in 1993. Restaurant Labor and Benefits increased .47 as a percentage of Sales of Food and Beverages to 33.92% in 1994 from 33.45% in 1993. This increase is primarily due to higher management compensation and associated payroll taxes. Other Operating Expenses, which include such expenses as utilities, restaurant supplies, and advertising and promotion costs, increased .99% to $3,465,149 in 1994 from $3,431,125 in 1993. This increase is due to an increase in the average number of restaurants offset by lower advertising and promotion costs in the older restaurants. Occupancy Costs include rent, common area maintenance, taxes, insurance, and depreciation. These costs increased slightly as a percentage of sales to 11.85% of Sales of Food and Beverages in 1994 compared to 11.31% in 1993. This increase is primarily due to the fact that the newest restaurants have higher rent and other occupancy costs compared to the older restaurants. Preopening costs declined to $110,396 in 1994 from $157,628 in 1993. Amortization of these costs from the four restaurants opened or purchased in 1993 was completed in 1994.

         Operations and Franchise Expenses increased $141,781 (11.19%) and as a percentage of Total Revenues increased to 6.16% in 1994 from 5.94% in 1993. The dollar increase primarily represents a $102,700 increase in training expenses and a $20,286 increase in supervisory expenses associated with the new restaurants opened or purchased in fiscal 1993. In addition, the provision for doubtful accounts increased by $22,268 in 1994 compared to 1993.

         Corporate Expenses declined in absolute terms ($17,674) and as a percentage of revenues. In 1993 there were 53 weeks of expenses compared to 52 in 1994, and no moving expenses were incurred in 1994 compared to $20,000 in 1993. In addition, the cost of the real estate and construction functions declined by $34,977 due to no new company-owned restaurants being built in 1994 compared to one in 1993. These decreases were partially offset by increases in the other corporate departments.

         Interest Expense increased to $398,972 in 1993 from $338,632 in 1993, primarily reflecting the increased level of debt from the four new restaurants opened or purchased in 1993.

         These factors resulted in income before income taxes and the cumulative effect of an accounting change of $207,940 in 1994 compared to $201,530 in 1993. During the first quarter of 1994, the Company adopted SFAS No. 109, "Accounting for Income Taxes" and has reported the cumulative effect of the change in method of accounting for income taxes as of the beginning of 1994 fiscal year in the financial statements. The cumulative effect on prior years of this change in accounting principle was $152,000 or $.07 per share. Net income after giving effect to this accounting change was $359,940 ($.17 per share) in 1994 compared to $201,530 ($.09 per share) in 1993.

LIQUIDITY AND CAPITAL RESOURCES

         The Company normally relies on cash flow from operating activities to finance recurring capital expenditures. A combination of long-term debt and lease financing is used to fund expansion and remodeling.

         As a result of the factors discussed in the previous section of this analysis, Net Cash Provided By Operating Activities declined to $202,596 in 1995 compared to $863,722 in fiscal 1994 and $1,033,265 recorded in 1993. This decline was primarily due to the loss of $1,518,328 incurred in fiscal 1995 compared to profits of $359,940 in 1994 and $201,530 in 1993. This decline was partially offset by the cash produced from having lower inventory and receivable balances ($158,369) and higher payable balances ($265,141). These factors resulted in an increase in the Company's working capital deficit from $595,246 in 1994 to $1,296,369 in 1995. The Company anticipates funding its working capital deficit through cash provided from operations and drawing down existing lines of credit. Current assets were $2,024,356, or .61 times current liabilities of $3,320,725. This compares to a current ratio of .81 at the end of 1994 and .83 at the end of 1993.

         Net cash used for investing activities in 1995 decreased to $748,293 compared to $1,003,767 in 1994 and $1,282,317 in 1993. The primary reason for the decrease is lower capital expenditures and the sale of the Company's Gainesville restaurant for $340,000. Capital expenditures declined $105,511 to $1,099,372, compared to capital expenditures of $1,204,883 in 1994 and $1,448,551 in 1993. In 1995 capital expenditures were virtually all for remodeling and upgrading of restaurants. The Company remodeled five of its restaurants in 1995 compared to one major remodeling in 1994 and two in 1993. In 1995 the Company did not open or buy any restaurants. During 1994 the Company bought the land and building of one of its previously leased restaurants for $550,000. During 1993 the Company constructed one restaurant ($255,000) and bought three franchised restaurants ($1,350,000).

         Virtually all of the 1995 capital expenditures associated with remodeling was financed with long-term debt or leases. During 1995 a new credit facility for $950,000 was entered into including $500,000 for refinancing of long-term debt, a remodeling line for $250,000 and working capital line for $200,000. Approximately $167,000 remained on the refinancing line at the end of the fiscal year. In addition, the Company has been renegotiating the terms of some of its long-term debt from an average maturity of three and one-half years to five years. At year-end the Company had successfully reduced its current maturities of long-term debt from $937,651 at the end of fiscal 1994 to $787,530 at the end of fiscal 1995. Management expects that additional negotiations will result in further reductions in the current maturities of long-term debt in 1996. Net cash provided by financing activities was $497,602 in 1995 compared to $167,958 in 1994 and $242,085 in 1993. The increase in debt in conjunction with the reduction in equity due to the loss increased the long-term debt to equity ratio compared to prior years. The long-term debt to equity ratio was 1.26 to 1.00 in 1995 compared to .60 to
1.00 in 1994 and .66 to 1.00 in 1993. The Company has certain covenants as to liquidity and debt levels with two of its major lenders. At July 2, 1995 the Company was in compliance with all such covenants. Also, see Prospective Information section for the details about the sale of $500,000 zero coupon, convertible secured notes which occurred subsequent to year-end.

         Since year-end, the Company has continued to remodel its restaurants. Sufficient lines of credit are currently in place to fund remodeling of another two restaurants. Management's capital budget for fiscal 1996 is about $454,000 including these two remodelings.

IMPACT OF INFLATION AND CHANGING PRICES

         Inflation in food, labor, construction costs and interest rates can affect the Company's operations. Many of the Company's employees are paid hourly rates related to the minimum wage. Accordingly, inflation-related annual increases in the minimum wage have historically increased the Company's labor costs.

         Management reviews its pricing regularly to ensure it is priced competitively, that it offers outstanding value to its customers, and that margins are maintained. Inflation can also affect food costs, rent, taxes, maintenance, and insurance costs. The Company has offset many of these increases through increased purchasing efficiencies. While interest rates are also subject to inflation, the interest rate paid on the Company's cash investments will partially offset any increase in the interest rates on existing financing.

SEASONALITY AND REPORTING PERIODS

         The Company's results are affected by seasonality. Usually the highest sales periods occur in late Spring and Summer, with sales declining in the Fall and Winter. This is especially true for the Gulf Coast restaurants where sales are more dependent on tourism.

         For fiscal 1996, the year will end on June 30, 1996, and will consist of one sixteen week quarter ending October 22, 1995, and three twelve week quarters ending January 14, 1996, April 7, 1996, and June 30, 1996.

PROSPECTIVE INFORMATION

         The Company regularly provides prospective information and forward-looking data throughout the Analysis of Results Of Operations and Financial Condition, and the Liquidity and Capital Resource sections of this Annual Report. There are two external trends that have and will continue to negatively affect the Company in 1996. Nationally, the Mexican restaurant segment has been experiencing negative sales and guest counts per restaurant for over twelve months. Much larger chains such as Chi-Chi-s, Taco Bell, Pancho's and El Chico have all reported negative per restaurant sales comparisons during the last year. In July 1994, the Center for Science in the Public Interest (CSPI) issued a negative report on Mexican food. We are unable to predict the extent or the duration of the negative impact of this study. In addition, gaming has continued to expand in our Mississippi and Louisiana markets. Opening of additional gaming operations in our markets could further adversely affect our future sales and profitability. Several of our franchisees are still suffering from the effect of the report of CSPI and increased competition. Two additional franchised restaurants closed in fiscal 1996. Additional franchised closings may occur.

         In March 1995 the FASB issued Statement 121 that requires impairment losses to be recorded on long-lived assets used in operations when impairment indicators are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of fiscal 1997. The Company does not anticipate that Statement 121 will be material to the financial statements.

         The Company's strategy of remodeling restaurants, reducing prices, and instituting television advertising appears to be working. Sales per company-owned restaurant for the first ten weeks of fiscal 1996 have increased about 10.0% over the comparable ten weeks of fiscal 1995. In addition, the Company signed a multi-unit franchise development agreement subsequent to year-end.

         In addition, the Company issued $500,000 of zero-coupon convertible unregistered Notes on July 28, 1995. These Notes are due June 30, 2015, and are convertible into 527,983 shares of the Company's common stock.

                     STATEMENTS OF OPERATIONS -- CUCOS INC.

                                                                         FISCAL YEAR ENDED
                                                    -----------------------------------------------------------
                                                         JULY 2                July 3               July 4
                                                          1995                  1994                 1993
                                                    ----------------       --------------       ---------------
REVENUES
    Sales of Food and Beverages                     $     18,812,719       $   22,023,962       $    20,499,109
    Franchise Fees and Royalties                             354,719              409,345               518,856
    Commissary, Rent and Other Income                        373,671              441,203               324,271
                                                    ----------------       --------------       ---------------
Total Revenues                                            19,541,109           22,874,510            21,342,236

RESTAURANT COSTS AND EXPENSES
    Cost of Sales                                          4,900,784            5,538,354             5,086,291
    Restaurant Labor and Benefits                          6,344,056            7,469,706             6,857,383
    Other Operating Expenses                               3,054,604            3,465,149             3,431,125
    Occupancy Costs                                        2,173,439            2,609,042             2,318,803
    Preopening Costs                                              --              110,396               157,628
                                                    ----------------       --------------       ---------------
Total Restaurant Expenses                                 16,472,883           19,192,647            17,851,230

Operations and Franchise Expenses                          2,323,976            1,409,101             1,267,320
Corporate Expenses                                         1,800,396            1,665,850             1,683,524
Interest Expense                                             416,092              398,972               338,632
                                                    ----------------       --------------       ---------------


Income (Loss) Before Income Taxes and Cumulative
    Effect of Accounting Change                           (1,472,238)             207,940               201,530

Income Taxes                                                  46,090                   --                    --
                                                    ----------------       --------------       ---------------

Income (Loss) Before Cumulative Effect of
    Accounting Change                                     (1,518,328)             207,940               201,530

Cumulative Effect of Accounting Change                            --              152,000                    --
                                                    ----------------       --------------       ---------------
Net Income (Loss)                                   $     (1,518,328)      $      359,940       $       201,530
                                                    ================       ==============       ===============

Weighted Shares Outstanding                                2,113,747            2,179,773             2,144,474
                                                    ================       ==============       ===============

Income (Loss) Per Share:
    Income (Loss) Before Cumulative Effect of
        Accounting Change                           $          (0.72)      $         0.10       $          0.09
    Cumulative Effect of Accounting Change                        --                 0.07                    --
                                                    ----------------       --------------       ---------------

Net Income (Loss) Per Share                         $          (0.72)      $         0.17       $          0.09
                                                    ================       ==============       ===============

See notes to financial statements.

                          BALANCE SHEETS -- CUCOS INC.

                                                                              JULY 2                July 3
                                                                               1995                  1994
                                                                          ---------------       --------------
ASSETS
Current Assets
    Cash and cash equivalents                                             $       566,740       $      614,835
    Certificate of deposit                                                         33,000               33,000
    Receivables:
        Trade                                                                     616,470              655,821
        Due from affiliates                                                       233,942              167,181
        Notes receivable from franchisees                                          28,864               74,932
        Less allowance for doubtful accounts                                      194,034               73,058
                                                                          ---------------       --------------
                                                                                  685,242              824,876

    Inventories                                                                   219,653              260,044
    Prepaids, deferred taxes and other current assets                             302,511              490,809
    Preopening costs                                                                   --               15,143
    Property held for resale                                                      217,210              326,253
                                                                          ---------------       --------------
             TOTAL CURRENT ASSETS                                               2,024,356            2,564,960

Deferred Taxes and Noncurrent Receivables                                         276,737              233,398

Property, Equipment and Other
    Land                                                                          327,000              327,000
    Property and equipment                                                      4,300,009            5,924,318
    Building and leasehold improvements                                         4,275,063            4,228,064
    Reacquired franchise rights                                                   528,896              575,021
                                                                          ---------------       --------------
                                                                                9,430,968           11,054,403

    Less accumulated depreciation and amortization                              3,586,795            4,913,039
                                                                          ---------------       --------------
                                                                                5,844,173            6,141,364

Investment in LaMexiCo, L.L.C.                                                    249,053              254,763

Deferred Costs, less accumulated amortization of $15,597
    at July 2, 1995, and $14,280 at July 3, 1994                                   25,112               62,593
                                                                          ---------------       --------------
                                                                          $     8,419,431       $    9,257,078
                                                                          ===============       ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Short-term debt payable to banks                                      $       313,725       $      290,000
    Trade accounts payable                                                      1,469,585            1,204,444
    Accrued expenses and other                                                    564,752              519,853
    Accrued payroll                                                               185,133              208,258
    Current portion of long-term debt                                             787,530              937,651
                                                                          ---------------       --------------
             TOTAL CURRENT LIABILITIES                                          3,320,725            3,160,206

Long-Term Debt, less current portion                                            2,838,359            2,253,862
Deferred Revenue                                                                   11,000               75,334
Shareholders' Equity
    Preferred Stock, no par value-1,000,000
        shares authorized, none issued or outstanding
    Common Stock, no par value-20,000,000 shares
        authorized, 2,113,747 shares issued and
        outstanding at July 2, 1995 and July 3, 1994                            4,745,585            4,745,585
    Additional paid-in capital                                                     67,849               67,849
    Retained earnings (deficit)                                                (2,564,086)          (1,045,758)
                                                                          ---------------       --------------

             TOTAL SHAREHOLDERS' EQUITY                                         2,249,348            3,767,676
                                                                          ---------------       --------------
                                                                          $     8,419,431       $    9,257,078
                                                                          ===============       ==============

See notes to financial statements.

                     STATEMENTS OF CASH FLOWS -- CUCOS INC.


                                                                          FISCAL YEAR ENDED
                                                     ----------------------------------------------------------
                                                          JULY 2               July 3               July 4
                                                           1995                 1994                 1993
                                                     ---------------       --------------       ---------------
OPERATING ACTIVITIES
Net income (loss)                                    $    (1,518,328)      $      359,940       $       201,530
    Adjustments to reconcile net
      income (loss) to net cash provided
      by operating activities:
         Depreciation and amortization                       912,183            1,012,725               913,011
         Decrease in deferred revenue                        (64,334)             (23,000)              (50,000)
         Loss on sale of assets and other                     40,389               19,270                58,729
         Cumulative effect of accounting change                   --             (152,000)                   --
         Asset impairment and rent reserve                   578,141                   --                    --
         Costs associated with closed restaurants           (219,303)                  --                    --
         Equity in earnings of equity investee,
          net of distributions                                 5,710              (10,763)                   --
         Changes in operating assets and
          liabilities:
          Receivables                                        117,978             (138,660)             (546,345)
          Inventories                                         40,391               37,644               (23,011)
          Prepaids and other                                 176,092              (43,308)              (86,928)
          Preopening costs                                    15,143                3,099              (210,816)
          Accounts payable                                   265,141               31,869               445,225
          Accrued expenses                                  (123,482)            (141,230)              196,695
          Accrued payroll                                    (23,125)             (91,864)              135,175
                                                     ---------------       --------------       ---------------
    NET CASH PROVIDED BY
      OPERATING ACTIVITIES                                   202,596              863,722             1,033,265

INVESTING ACTIVITIES
    Change in certificates of deposit                             --              117,000               150,000
    Purchases of property and equipment                   (1,099,372)          (1,204,883)           (1,448,551)
    Contributions to equity investee                              --             (244,000)                   --
    Proceeds from sale of assets                             351,079              328,116               16,234
                                                     ---------------       --------------       ---------------
    NET CASH USED IN INVESTING
      ACTIVITIES                                            (748,293)          (1,003,767)           (1,282,317)

FINANCING ACTIVITIES
    Change in short-term debt payable to banks                23,725              (45,000)              335,000
    Proceeds from long-term borrowings                     1,346,200            1,504,953               768,852
    Principal payments on borrowings                        (872,323)          (1,291,995)             (861,767)
                                                     ---------------       --------------       ---------------
    NET CASH PROVIDED BY
      FINANCING ACTIVITIES                                   497,602              167,958               242,085
                                                     ---------------       --------------       ---------------
    INCREASE (DECREASE) IN CASH AND
      CASH EQUIVALENTS                                       (48,095)              27,913                (6,967)
Cash and cash equivalents at beginning of year               614,835              586,922               593,889
                                                     ---------------       --------------       ---------------
    CASH AND CASH EQUIVALENTS
      AT END OF YEAR                                 $       566,740       $      614,835       $       586,922
                                                     ===============       ==============       ===============


See notes to financial statements.

                STATEMENTS OF SHAREHOLDERS' EQUITY -- CUCOS INC.


                                                               ADDITIONAL        RETAINED-
                                              COMMON             PAID-IN          EARNINGS
                                              STOCK              CAPITAL         (DEFICIT)            TOTAL
                                         -------------     -------------     --------------     ---------------
BALANCE AS OF JUNE 28, 1992              $   4,745,585     $      67,849     $   (1,607,228)    $     3,206,206
    Net income for the year                         --                --            201,530             201,530
                                         -------------     -------------     --------------     ---------------
BALANCE AS OF JULY 4, 1993                   4,745,585            67,849         (1,405,698)          3,407,736
    Net income for the year                         --                --            359,940             359,940
                                         -------------     -------------     --------------     ---------------
BALANCE AS OF JULY 3, 1994                   4,745,585            67,849         (1,045,758)          3,767,676
    Net loss for the year                           --                --         (1,518,328)         (1,518,328)
                                         -------------     -------------     --------------     ---------------
BALANCE AS OF JULY 2, 1995               $   4,745,585     $      67,849     $   (2,564,086)    $     2,249,348
                                         =============     =============     ==============     ===============

                      CUCOS INC. - STOCK DATA (UNAUDITED)

    The Company's common stock is traded on The NASDAQ Small-Cap Market under the symbol CUCO. The following table sets forth the range of the high and low bid and ask prices for each of the quarters indicated for fiscal 1994 and fiscal 1995.

Fiscal 1994                                                           High Bid-Ask                 Low Bid-Ask
-----------                                                           ------------                 -----------
1st Quarter ended 10/24/93                                            1 3/4-2 1/8                  1 3/8-1 3/4
2nd Quarter ended 1/16/94                                             2 3/8-2 7/8                  1 3/4-2 1/8
3rd Quarter ended 4/10/94                                             2 1/8-2 5/8                  1 3/4-2 1/4
4th Quarter ended 7/3/94                                              1 3/4-2 1/8                  1 1/2-2

Fiscal 1995                                                           High Bid-Ask                 Low Bid-Ask
-----------                                                           ------------                 -----------
1st Quarter ended 10/23/94                                                1 1/2-2                      1 1/2-2
2nd Quarter ended 1/15/95                                                     2-2                  1 1/2-1 7/8
3rd Quarter ended 4/9/95                                              1 5/8-1 7/8                  1 1/4-1 5/8
4th Quarter ended 7/2/95                                              1 5/8-1 5/8                  1 1/4-1 5/8


    On September 5, 1995, the closing bid and ask prices for Cucos common stock were 1 1/8 bid and 1 5/8 ask.

    The foregoing quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not necessarily represent actual transactions.

    Since becoming a public company, Cucos Inc. has paid no cash dividends and has no present intention of paying dividends, but rather will retain its earnings to provide funds for expansion of its business and other corporate purposes.

    Approximate number of shareholders (including shareholders of record through nominee registration) as of September 5, 1995: 1,011

    Market makers: Herzog, Heine, Geduld, Inc., Legg Mason Wood Walker, Inc., Paragon Capital Corp. and Morgan, Keegan & Company.

                  NOTES TO FINANCIAL STATEMENTS -- CUCOS INC.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

         FISCAL YEAR: The Company uses a 52/53 week year for financial reporting purposes with the Company's fiscal year ending on the Sunday closest to June 30 of each year. Fiscal 1995 and fiscal 1994 were fifty-two week years, and fiscal 1993 was a fifty-three week year.

         CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash on hand, cash in bank accounts, money market accounts and certificates of deposit with original maturities of less than three months.

         INVENTORIES: Inventories, consisting primarily of food and beverages, are stated at the lower of cost (first- in, first-out method) or market.

         PROPERTY, EQUIPMENT, AND OTHER: Property, Equipment and Other is stated on the basis of cost. Depreciation and amortization are computed by the straight-line method over the assets' useful lives or their lease terms, whichever is shorter. The useful lives of equipment range from 3-10 years; the useful lives of leasehold improvements are generally 15 years, and the useful lives of reacquired franchise rights, which represents the costs to reacquire franchised restaurants in excess of the tangible assets acquired, are 15 years. Depreciation and amortization expense was $912,183, $901,145 and $754,411 for the fiscal years 1995, 1994 and 1993, respectively.

         DEFERRED COSTS: Preopening costs include hiring, training and associated costs of opening new company-owned restaurants. These costs are capitalized and amortized on a straight-line basis over a one-year period once the restaurant is opened. Deferred site costs incurred in the selection of sites for new company-owned restaurants are capitalized and amortized on a straight-line basis over a 10-year period; costs incurred in the selection of sites for franchised restaurants are accumulated and expensed when the related franchise revenue is recognized. If a potential site is abandoned, the deferred costs related to that site are charged to current operations. Other deferred costs, primarily trademarks, are amortized on a straight-line basis over 20 years.

         FRANCHISE FEES AND ROYALTIES (SEE NOTE I): The Company sells exclusive rights to develop Cucos restaurants for designated territories, as well as individual franchises for each restaurant. The area development agreements call for a nonrefundable fee for territorial exclusivity and for other development opportunities lost or deferred as a result of the rights granted under the agreement. Franchise development fee revenue from these agreements is deferred and recognized as income on a pro rata basis as restaurants are developed in the designated territory or when the developer forfeits the development rights under the agreement. Franchise fee revenue from the individual restaurants is recognized as income when all obligations of the Company are substantially fulfilled, which occurs when the franchise restaurant begins operations. Royalty income is based upon a percentage of franchise sales and recognized as income when earned. Royalties and other receivables are often collaterized by personal guarantees and sometimes equipment owned by the franchisee.

         INCOME TAXES: During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". As permitted under the Statement, the Company elected not to restate the financial statements of prior years. The cumulative effect as of July 5, 1993, of adopting Statement 109 increased net income by $152,000, or $.07 per share. Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income tax expense was determined using the liability method prescribed by Statement 96, which was superseded by Statement
109. Among other changes, Statement 109 changed the recognition and measurement criteria for deferred tax assets included in Statement 96.

         NEW FASB PRONOUNCEMENT: In March 1995 the FASB issued Statement 121 that requires impairment losses to be recorded on long-lived assets used in operations when impairment indicators are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of fiscal 1997. The Company does not anticipate that the adoption of Statement 121 will be material to the financial statements.

NOTE B - DEFERRED COSTS

                                                                  JULY 2                   July 3
                                                                   1995                     1994
                                                              -----------               ----------
Site development costs                                        $     8,146               $   45,278
Trademarks and other                                               32,562                   31,595
                                                              -----------               ----------
                                                                   40,708                   76,873
Less accumulated amortization                                      15,596                   14,280
                                                              -----------               ----------
                                                              $    25,112               $   62,593
                                                              ===========               ==========

NOTE C - DEBT

                                                                 JULY 2                   July 3
                                                                  1995                     1994
                                                             -------------             -------------
Notes payable to banks and finance companies:
    Fixed interest rates from 7.8% to 13.8%                  $   1,253,340             $     958,483
    Variable interest rates from prime
         to prime plus 1.5%                                        871,193                   442,568
Other, including obligations under capital leases:
    Fixed interest rates of 4.3% to 17.3%                        1,225,036                 1,547,598
    Variable interest rates at prime
         plus 1.5%                                                 276,320                   242,864
                                                             -------------             -------------
                                                                 3,625,889                 3,191,513
Less current portion                                               787,530                   937,651
                                                             -------------             -------------
                                                             $   2,838,359             $   2,253,862
                                                             =============             =============

    Notes payable to banks and finance companies are collateralized by restaurant equipment, land, building and leasehold improvements with a carrying value of approximately $2,164,042 and $1,455,649 at July 2, 1995, and July 3, 1994, respectively. At July 2, 1995, and July 3, 1994, capital lease obligations of $608,473 and $789,421 respectively, existed, which relate to restaurant equipment and leaseholds with a net carrying value of $793,504 and $925,462, respectively. Amortization of assets recorded under capital leases is included in depreciation expense.

    Maturities of long-term debt for each of the next five fiscal years are $787,530 in 1996; $1,170,270 in 1997; $527,608 in 1998; $689,307 in 1999 and
$218,043 in 2000. Interest expense approximates interest paid for each of the last three fiscal years. At July 2, 1995, the prime rate was approximately 9.0%.

    The Company has three line-of-credit agreements with two banks under which $500,000 can be borrowed at July 2, 1995. There was $186,275 available under these agreements as of that date. The first of these agreements is unsecured and matures in November 1995. The second of these agreements is secured by the Company's receivables, and matures in October 1995. The weighted average interest cost on these short-term borrowings at July 2, 1995, is 10.1%.

    Certain of the Company's credit and long-term debt agreements contain covenants which include provisions for the maintenance of net worth, and various ratios. At July 2, 1995, the Company was in compliance with all such covenants.

NOTE D - INCOME TAXES

    Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                            JULY 2               JULY 3
                                                             1995                 1994
                                                       --------------          ----------
Deferred tax assets:
    Net operating loss carryforwards                   $      619,809          $  394,188
    Tax credit carryforwards                                  489,158             423,984
    Other - net                                               160,554                  --
                                                       --------------          ----------
          Total deferred tax assets                         1,269,521             818,172
    Valuation allowance for deferred tax assets            (1,132,438)           (526,031)
                                                       --------------          ----------
                                                              137,083             292,141

Deferred tax liabilities:
    Tax over book depreciation                                     --              91,135
    Opened site costs                                          31,173              43,553
    Other - net                                                    --               5,453
                                                       --------------          ----------
          Total deferred tax liabilities                       31,173             140,141
                                                       --------------          ----------
          Net deferred tax assets                      $      105,910          $  152,000
                                                       ==============          ==========


    The components of deferred income taxes for fiscal 1993 follows:

                                                           July 4
                                                            1993
                                                       --------------
Deferred costs                                         $       19,250
Deferred revenue                                               17,000
Depreciation                                                 (111,259)
Other                                                         (16,594)
Net operating loss carryforward                                91,603
                                                       --------------
DEFERRED INCOME TAXES                                  $           --
                                                       ==============

    The following is a reconciliation of income taxes at the Federal statutory rate of 34% to income taxes reported in the statements of operations based on income before income taxes:

                                                                 JULY 2            July 3             July 4
                                                                  1995              1994               1993
                                                             -----------       -----------          ----------
Income tax expense (benefit) at the Federal statutory rate   $  (500,561)      $    70,700          $   68,520
State taxes, net of Federal deductions                           (58,890)            8,317               8,061
Tax credits                                                      (43,786)            2,338               5,440
Graduated tax rate differential                                       --           (11,750)            (11,750)
Miscellaneous items not deductible for Federal income taxes        5,687            14,462              26,755
Net operating loss utilized                                           --           (84,067)            (97,026)
Change in valuation allowance                                    643,640                --                  --
                                                             -----------       -----------          ----------

INCOME TAXES                                                 $    46,090       $        --          $       --
                                                             ===========       ===========          ==========


    For Federal income tax purposes, the Company had net operating loss carryforwards of approximately $1,631,000 and investment and jobs tax credits carryforwards of approximately $489,000. These carryforwards expire beginning in 1999.

    The Company has provided a valuation allowance for deferred operating loss carryforwards, which may not be realized through future taxable income and the reversals of taxable temporary differences. Because of lower than expected revenues and earnings, management increased the valuation allowance during 1995 resulting in $46,090 of income tax expense.

NOTE E - LEASES

    The Company leases eighteen restaurant facilities and its corporate headquarters under noncancelable operating lease agreements with initial lease terms expiring between 1995 and 2011. Seventeen of the restaurant leases have renewal options and fourteen provide for contingent rentals based on sales performance in excess of specified minimums. Contingent rentals were not material in any year. Some of the leases also have varying escalation clauses based either on fixed dollar increases, a percentage of the previous minimum annual rental, or the consumer price index. The Company subleases one of its restaurant facilities under a noncancelable sublease agreement with a lease term expiring 2111.

    Future minimum lease and sublease payments were as follows at July 2, 1995:

                                          Lease               Sublease                Net
                                      --------------       -------------         --------------
        1996                          $    1,374,000       $      90,000         $    1,284,000
        1997                               1,307,000              90,000              1,217,000
        1998                               1,086,000              90,000                996,000
        1999                                 831,000              90,000                741,000
        2000                                 769,000              90,000                679,000
        Thereafter                         4,437,000           1,011,000              3,426,000
                                      --------------       -------------         --------------
                                      $    9,804,000       $   1,461,000         $    8,343,000
                                      ==============       =============         ==============

    Rent expense on all the Company's operating leases was $1,390,000 in 1995, $1,564,000 in 1994 and $1,408,000 in 1993.

NOTE F - RELATED PARTY TRANSACTIONS

    The Company is affiliated with L.B.G., Inc., through common ownership. L.B.G. Inc. reimburses the Company for accounting and administrative services based on the gross sales of each company. The Company was reimbursed approximately $7,000 in 1995, $17,000 in 1994, and $43,000 in 1993 for such services. The Company also sold meat and produce to the affiliated company each of the last three years. Total sales were $29,000 in 1995, $327,000 in 1994, and $449,000 in 1993. In 1993 the Company leased the ground and purchased a building from the affiliate at a fair market value of $323,000 in exchange for receivables. The property was then subleased back to the affiliated company at fair market rents until it was sold on March 21, 1994.

    During 1994 the Company purchased a 26.6% interest in LaMexiCo, L.L.C., a limited liability company, that operates a franchised Cucos at 3000 Veterans Boulevard in Metairie, Louisiana. The Company also manages the restaurant for LaMexiCo, L.L.C. and receives 5% of net sales as compensation. The restaurant opened under the development rights previously owned by L.B.G. Inc. L.B.G. Inc. currently owns 21.6% of LaMexiCo, L.L.C. The Company received $45,665 in royalties and $76,109 in management fee revenue from LaMexiCo, L.L.C. in fiscal 1995. The Company received $26,815 in royalties and $46,811 in management fee revenue from LaMexiCo, L.L.C. during fiscal 1994. The Company accounts for its interest in LaMexiCo, L.L.C. using the equity method. The Company's share of the affiliate's earnings was $10,523 in fiscal 1995 and $10,763 in fiscal 1994.

NOTE G - STOCK OPTIONS

    The Company has two stock option Plans: the 1983 Plan which expired in 1993 and the 1993 Plan, which was adopted by the shareholders in October, 1993. Officers, directors, and key employees of the Company may be granted incentive or nonqualified stock options to purchase up to 350,000 and 250,000 shares, respectively under each of the Plans. No additional options may be granted under the 1983 Plan. The option price of each incentive stock option granted may not be less than 100% of the fair market value of the Common Stock at date of grant. No minimum option price is required for nonqualified stock options, but the Company's policy is that these options will not be granted with an exercise price of less than the fair market value of the Common Stock at the date of grant.

    The following table summarizes options outstanding as of the end of fiscal 1995, 1994 and 1993.

                                                    1995                   1994                   1993
                                                    ----                   ----                   ----
                                                        Average                Average                 Average
                                              Shares     Price       Shares     Price       Shares      Price
                                              -------   -------      -------   -------      -------    -------
Outstanding at beginning of year              390,400    $1.75       323,200     $1.75      346,200     $1.77
Granted                                         7,200    $1.63        79,200     $1.71       31,000     $1.38
Canceled                                      (42,000)   $1.85       (12,000)    $1.53      (54,000)    $1.68
Exercised                                          --       --            --        --           --        --
                                              -------                -------                -------
Outstanding at end of year                    355,600    $1.73       390,400     $1.75      323,200     $1.75
                                              =======                =======                =======

NOTE H - PER SHARE AMOUNTS

    Per share amounts are based on the weighted average number of shares of Common Stock and dilutive Common Stock equivalents outstanding, which were 2,113,747 in fiscal 1995, 2,179,773 in fiscal 1994 and 2,144,474 in fiscal
1993.

NOTE I - FRANCHISE OPERATIONS

    In addition to its company-owned restaurants, the Company had seven, twelve and thirteen franchised restaurants in operation at the end of fiscal 1995, 1994 and 1993, respectively. Royalty income from franchised restaurants was $272,109 in 1995, $343,920 in 1994 and $488,856 in 1993. During 1995 two
franchised restaurants opened and seven closed. See Management Discussion Page 6 for a discussion of the costs of three franchisees ceasing operations in 1995. During 1994 one franchised restaurant opened, four franchised restaurants closed, and two restaurants previously operated by the Company were franchised. Three franchised restaurants (Birmingham, Montgomery and Pensacola) were purchased by the Company in the second half of 1993. The acquisitions of the three franchised restaurants were accounted for using purchase accounting. The total cost of these acquisitions was $1,290,000, including the collection of $309,000 in receivables from the franchisees and the assumption of $981,000 in liabilities. These three restaurants achieved incremental revenues of $1,131,000 and $74,000 of incremental profits which are included in fiscal 1993's operating results.

NOTE J - SHAREHOLDERS' RIGHTS AGREEMENT

    In 1989 the Company declared a distribution of rights to purchase the Company's Common Stock at a rate of one right for each outstanding share of the Company's Common Stock. The rights were issued in February 1990. The rights are not exercisable until ten days following the occurrence of one of the following events: 1) acquisition by a group or person of 15% or more of the Company's Common Stock, or 2) an announcement by a potential acquirer of a tender or exchange offer that would result in the ownership of 15% or more of the Company's Common Stock. Once exercisable, unless redeemed earlier by the Company, each right entitles the holder to buy $12 worth of shares of the Company's Common Stock for an exercise price of $6. The Company may redeem the rights at $.01 per right at any time until 10 days after 15% or more of the Company's Common Stock is acquired by a person or group. The rights will expire on December 31, 1999.

NOTE K - DEFINED CONTRIBUTION PLAN

    The Company sponsors a defined contribution savings plan which is available to substantially all employees. Eligible employees may contribute up to 20% of their compensation. The Company contributes an additional amount to the plan equal to 10% of employee contributions up to 5% of their compensation. Company contributions were $22,577, $25,186 and $23,189 in fiscal years 1995, 1994 and 1993, respectively.

NOTE L - SUBSEQUENT EVENT

    On July 28, 1995, the Company issued $500,000 of zero-coupon convertible unregistered Notes due June 30, 2015. The notes do not bear interest and are convertible into 527,983 shares of the Company's common stock. The notes are not convertible for five years except under certain conditions, primarily those relating to the sale or control of the Company. The notes are secured by the assignment of one the Company's leases and a lien on the Company's tangible personal property located at the restaurant. The proceeds will be used for working capital purposes.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


Board of Directors and Shareholders
Cucos Inc.

    We have audited the accompanying balance sheets of Cucos Inc. as of July 2, 1995 and July 3, 1994, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended July 2, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cucos Inc. at July 2, 1995 and July 3, 1994, and the results of its operations and its cash flows for each of the three years in the period ended July 2, 1995, in conformity with generally accepted accounting principles.

    As discussed in Note A to the financial statements, during the year ended July 3, 1994, the Company changed its method of accounting for income taxes.

                                                        /s/ ERNST & YOUNG LLP


New Orleans, Louisiana
August 18, 1995


                              REPORT OF MANAGEMENT

         The management of Cucos Inc. has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements, which include amounts that are based on management's best estimates and judgments, have been prepared in conformity with generally accepted accounting principles and are free of material misstatement. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

         We maintain a system of internal control over the preparation of our published annual financial statements. It should be recognized that even an effective internal control system, no matter how well designed, can provide only reasonable assurance with respect to the preparation of reliable financial statements; further, because of changes in conditions, internal control system effectiveness may vary over time. The concept of reasonable assurance is based upon a recognition that the cost of the controls should not exceed the benefit derived. After judging the cost and benefit factors, we believe our system of internal control provides this reasonable assurance.

         The Audit Committee of the Board of Directors, consisting of one inside and two outside directors, recommends independent auditors for appointment by the Board and reviews their reports. Our independent auditors, Ernst & Young LLP, and our Chief Financial Officer have full and free access to the Audit Committee. The results of audits and related auditors' opinions and reports are reviewed by the Committee.

         Our financial statements have been audited by Ernst & Young LLP, whose report appears above. Their report expresses an opinion as to the fair presentation, in all material respects, of the financial statements and is based on an independent audit made in accordance with generally accepted auditing standards.

/s/ VINCENT J. LIUZZA, JR.                    /s/ THOMAS J. SANDEMAN
Vincent J. Liuzza, Jr.                        Thomas J. Sandeman
Chairman of the Board and President           Chief Financial Officer

                             DIRECTORS AND OFFICERS

BOARD OF DIRECTORS                        OFFICERS

VINCENT J. LIUZZA, JR.                    VINCENT J. LIUZZA, JR.
Founder, Chairman of the Board and        Founder, Chairman of the Board and
President since 1981.                     President of Cucos Inc. since 1981.
Committees: Executive, Audit,             Chairman and other Offices-L.B.G.
Compensation, and Stock Option.           Inc., (formerly Sizzler Family
                                          Steakhouses of Southern Louisiana,
THOMAS J. GRACE                           Inc.) since 1969.
Founder and Secretary since 1983.
General Counsel since 1992.               THOMAS J. GRACE
Committee: Executive.                     Secretary since 1983 and General
                                          Counsel since 1992.
WILLIAM D. HUMPHRIES
Director since 1984. Managing General     ELIE V. KHOURY
Partner of Walnut Street Capital          Vice President-Operations since 1990.
Company, a venture capital                Executive Director of Operations
partnership since 1982.                   (1989-1990). District Supervisor
Committees: Audit and Compensation,       (1985-1989).
Chairman-Compensation.
                                          GLENDA T. LIUZZA
DAVID M. LIUZZA                           Founder, Vice President
Founder and Director since 1995.          Marketing/Concept Development since
President and other offices of            1985. Director of Marketing (1983-
L.B.G., Inc., formerly Sizzler Family     1985).
Steakhouses of Southern Louisiana,
Inc. since 1969. President-LaMexiCo,      THOMAS J. SANDEMAN
L.L.C., a franchisee of the Company       Vice President-Finance and Treasurer
since 1994.                               since 1983. Vice President-Financial
                                          Planning and Internal Audit-Ponderosa
SIDNEY C. PULITZER                        Inc. (1977-1983).
Director since 1983. Chairman-Wemco
Inc., a manufacturer of men's
neckwear and sportswear since 1985.
President of the World Trade Center
in 1994. Committees: Compensation,
Stock Option and Audit, Chairman-
Audit.

MIGUEL URIA
Director since 1983. President-Oro
Financial, a registered broker/dealer
since 1988. Prior to 1988, Mr. Uria
served as First Vice President of
Howard, Weil, Labouisse, Friederichs
Incorporated, an investment banking
firm. Committees: Compensation and
Stock Option.

                             CORPORATE INFORMATION

TRANSFER AGENT                                                   FORM 10-KSB

    Boatmen's Trust Company                                          A copy of Form 10-KSB, the Corporation's annual
    St. Louis, Missouri                                              report to the Securities and Exchange Commission,
                                                                     can be obtained without charge by writing or faxing
SECURITIES COUNSEL                                                   your request to:

    Drinker Biddle & Reath                                               Thomas J. Sandeman
    Philadelphia, Pennsylvania                                           Vice President-Finance
                                                                         Cucos Inc.
INDEPENDENT AUDITORS                                                     110 Veterans Blvd., Suite 222
                                                                         Metairie, Louisiana 70005
    Ernst & Young LLP                                                    Fax No. 1-504-836-3194
    New Orleans, Louisiana
                                                                 FORM 10-QSB
CORPORATE OFFICES
                                                                     A copy of Form 10-QSB, the Company's quarterly
    110 Veterans Blvd., Suite 222                                    report to the Securities and Exchange Commission,
    Metairie, Louisiana 70005                                        can be obtained without charge by faxing your
    504-835-0306                                                     request to:

NASDAQ SYMBOL: CUCO                                                      Cucos Inc.
                                                                         Attn. Investor Relations
ANNUAL MEETING                                                           Fax No. (504) 836-3194

    The annual meeting of shareholders will be held at           ADVERTISING AGENCY
    Cucos Border Cafe, 3000 Veterans Boulevard,
    Metairie, Louisiana, at 3:00 p.m. on Thursday,                   Bandy - Carroll - Hellige
    October 26, 1995.                                                Louisville, Kentucky

                                                                 DESIGN FIRM

                                                                     Thomasgraphics
                                                                     Baton Rouge, Louisiana