Form 10KSB, Exhibit 13
period 1996-06-30
CUCOS INC
filed 1996-09-30
CIK 731724

OUTSIDE COVER

CUCOS INC. 1996 ANNUAL REPORT



PHOTO

<Inside Cover Page>

(Logo)                 Restaurant Locations

                       Company Restaurants    Franchised Restaurants

                       Alabama                Arkansas
                       Birmingham (2)         Fort Smith
                       Montgomery
                                              Florida
                       Florida                Boynton Beach
                       Pensacola              Tallahassee

                       Louisiana              Louisiana
                       Alexandria             Metairie
                       Gretna
                       Hammond                Mississippi
                       Houma                  Hattiesburg
                       Metairie               Jackson
                       Monroe
                       New Orleans
                       Ruston
                       Slidell

                       Mississippi
                       Biloxi
                       Pascagoula

     (MAP)

Table of Contents

Restaurants LocationsInside Front Cover
Financial Summary                    1     Cucos Inc. is a full-
Letter to Shareholders               2     service, casual dining
Selected Financial Data              4     restaurant chain offering
Management's Discussion and Analysis 5     moderately priced Mexican
Statements of Operations            11     appetizers, entrees and
Balance Sheets                      12     complementing beverages.
Statements of Cash Flows            13     Cucos was founded in 1981
Statements of Shareholders' Equity  14     and currently operates
Stock Data (unaudited)              14     fifteen company-owned and
Notes to Financial Statements       15     six franchised
Report of Independent Auditors      19     restaurants located in
Report of Management                19     the Southeastern United
Directors & Officers                20     States.
Corporate InformationInside Back Cover


<Page 1>

                           Financial Summary

                                                                               Percent Change
                                1996           1995             1994        96 vs. 95  95 vs. 94

System Sales              $ 26.9 million  $ 29.4 million    $ 31.0 million       -8.5      -5.2
Company Revenues          $ 21.5 million  $ 19.5 million    $ 22.9 million       10.3     -14.6
Net income (Loss) before
  Cumulative Effect       $   15 thousand $(1,518) thousand $ 208 thousand        n/a      n/a
Cumulative Effect*             -                -             152 thousand        n/a      n/a
Net Income (Loss)           $ 15 thousand $(1,518) thousand $ 360 thousand        n/a      n/a
  Per Share
Net income (Loss) before
  Cumulative Effect        $ .01           $ (.72)           $.10                 n/a      n/a
Cumulative Effect*             -                -             .07                 n/a      n/a
Net Income (Loss)
  Per Share                $ .01           $ (.72)           $.17                 n/a      n/a
Number of Restaurants**
  Company-owned               16               15              15                 6.7        -
  Franchised                   5                7              12               -28.6     -41.7
     Total                    21               22              27                -4.5     -18.5
Net Book Value Per Share   $1.07            $1.06           $1.73                   -     -39.3

* During Fiscal 1994 the Company adopted SFAS #109 resulting in a nonrecurring Cumulative Effect Adjustment to income of $152,000
  ($.07 per share).

**   As of year end.


                                (Logo)


<Page 2>
Dear Shareholder:

    Fiscal 1996 was a turnaround year for our Company. We reaped the benefits of the strategies we had implemented the previous year.
These elements, which were put into place to counter massive competitive pressures and to make our Company the aggressor in the marketplace, included:

      Accelerating our remodel program. Seven remodels were completed during this Period.

      More competitive pricing. We did this selectively to insure that our guests have sufficient choices at lower price points so they can return more often, while still offering higher priced items.

      Doubling the level of advertising. We have implemented regular television in all our major markets.

      Adding new items to the menu. Our "Seasonal Menu" items change often and assure that our guests will have sufficient variety to encourage them to return more often.

    These strategies worked! We were profitable in Fiscal 1996, compared to a loss of $1,500,000 the year before. We believe this was a notable achievement. Our sales per comparable restaurant increased 9%, with guest counts increasing more than 10%. These results were achieved against an industry background of a decline of 4% in guest counts for the nation's largest casual restaurant chains and an 8% drop for the Mexican Segment.

    Our average restaurant sales increased to $1,364,000, an all time high. Restaurant-level profit margins increased to 13.6%, a 20% increase over the previous year. Our sales to investment ratio improved to 1.33. Cash return on total assets employed at the restaurant level is now 28%, while our return on cash invested in an average restaurant is up to 87%. In short, our unit economics now warrant renewed growth.

    On the corporate level, expenses were reduced by $317,000 or 18%, including a reduction in officers' and supervisors' compensation of 10%. Four restaurants formerly leased to franchisees were subleased to third parties. Three franchised restaurants were closed, one opened in Jackson, Mississippi, and a franchised restaurant is under construction in West Des Moines, Iowa. A company-owned restaurant opened in Ruston, Louisiana, in March.

   For these reasons, we feel our Company is ready to add additional restaurants, as soon as financing is secured. Our goal is to begin construction on at least two units during Fiscal 1997 and three restaurants during Fiscal 1998.

   Profits will be only marginal for the first half of Fiscal 1997, but should improve in the second half. Conventional wisdom suggests the industry will raise prices this fall to cover the minimum wage and other cost increases. Our strategy will be to maintain our competitive pricing on existing items while adding popularly priced new items.

    Subsequent to the end of Fiscal 1996, a number of changes at the corporate level were made to better organize our company for renewed growth. These changes were achieved without any increase in corporate personnel expense. Vincent Liuzza will continue as CEO and Chairman,

<Page 3>
while Elie Khoury, formerly Executive Vice President, has been named President and Chief Operating Officer. Jimmy Guidry has been named Director of Development, overseeing franchising and new restaurant development efforts. Elias Daher has been named Senior Operations Supervisor.

    Our Board and its strategic consultants, Dick Butler, formerly Executive Vice President of El Torito, and Ken Reimer, formerly
President of Tony Roma's, did an outstanding job in working with management in devising and implementing the above-mentioned aggressive strategies which proved to be so effective.

    Our Annual Meeting will again be held at Cucos Border Cafe at 3000 Veterans Boulevard in Metairie , Louisiana, on October 31, 1996, at 3:00 P.M. We look forward to seeing you.

Sincerely,




Vincent J. Liuzza, Jr.             Elie V. Khoury
Chairman, Chief Executive Officer  President, Chief Operating Officer





                                (Chart)

<Page 4>
                        Selected Financial Data

Operating Statement Data
                                                              Fiscal Year Ended
                                         June 30       July 2       July 3       July 4       June 28
Revenues:                                  1996         1995         1994         1993          1992
  Sales of Food and Beverages           $21,052,194  $18,812,719  $22,023,962  $20,499,109  $16,708,230
  Franchise Fees and Royalties              161,777      354,719      409,345      518,856      669,636
  Commissary, Rent and Other Income         332,031      373,671      441,203      324,271      409,714
Total Revenues                           21,546,002   19,541,109   22,874,510   21,342,236   17,787,580

Restaurant Costs and Expenses:
  Cost of Sales                           5,658,370    4,900,784    5,538,354    5,086,291    4,233,082
  Restaurant Labor and Benefits           6,991,336    6,344,056    7,469,706    6,857,383    5,474,489
  Other Operating Expenses                3,369,466    3,054,604    3,465,149    3,431,125    2,896,573
  Occupancy Costs                         2,148,059    2,173,439    2,609,042    2,318,803    1,821,775
  Preopening Costs                           28,959            -      110,396      157,628      170,119
Total Restaurant Expenses                18,196,190   16,472,883   19,192,647   17,851,230   14,596,038

Operations and Franchise Expenses         1,436,308    2,323,976    1,409,101    1,267,320    1,358,109
Corporate Expenses                        1,483,754    1,800,396    1,665,850    1,683,524    1,401,506
Interest Expense                            414,800      416,092      398,972      338,632      269,148

Income (Loss) Before Income Taxes and
  Cumulative Effect of Accounting Change     14,950   (1,472,238)     207,940      201,530      162,779

Income Taxes                                      -       46,090            -            -            -

Income (Loss) Before Cumulative
  Effect of Accounting Change                14,950   (1,518,328)     207,940      201,530      162,779

Cumulative Effect of Accounting Change            -            -      152,000            -            -

Net Income (Loss)                           $14,950   (1,518,328)    $359,940     $201,530     $162,779

Weighted Average Number of Common
  Shares Outstanding                      2,601,116    2,223,747    2,179,773    2,144,474    2,113,747

Income Per Share:
  Income (Loss) Before Cumulative
    Effect of Accounting Change                $.01       $(0.72)       $0.10         $0.09       $0.08
  Cumulative Effect of Accounting Change          -            -        $0.07             -           -
Net Income (Loss) Per Share                    $.01       $(0.72)       $0.17         $0.09       $0.08


Balance Sheet Data

Current Assets                           $1,923,871   $1,991,356   $2,531,960   $2,657,931   $2,273,987
Property, Equipment (Net)                 6,374,462    5,844,173    6,141,364    6,173,240    4,323,484
Total Assets                              9,044,640    8,419,431    9,257,078    8,949,663    6,800,313
Current Liabilities                       3,283,791    3,320,725    3,160,206    3,202,129    1,847,628
Long-Term Debt                           *2,934,051    2,838,359    2,253,862    2,241,464    1,598,145
Shareholders' Equity                      2,264,298    2,249,348    3,767,676    3,407,736    3,206,206

*Excludes $500,000 convertible debenture

Selected Balance Sheet Ratios

Current Ratio                                   .59         0.60         0.80         0.83         1.23
Long-Term Debt/Equity Ratio                    1.30         1.26         0.60         0.66         0.50
Net Book Value Per Share                      $1.07        $1.06        $1.73        $1.59        $1.52

<Page5>

                 Management's Discussion and Analysis
           of Results of Operations and Financial Condition

     The following table sets forth the relative percentage that certain items in the Company's operating statements bear to total revenues (except restaurant cost and expenses which are a percentage of sales) and the percent increase (decrease) of the actual components of the statement of operations for the indicated periods.


Percentage Breakdown

                                          Fiscal Year Ended                % Change

                                       1996      1995      1994      96 vs. 95   95 vs.94

Revenues:
  Sales of Food and Beverages         97.71%    96.27%    96.28%      11.90%      (14.58)%
  Franchise Fees and Royalties          .75      1.82      1.79      (54.39)      (13.34)
  Commissary, Rent and Other Income    1.54      1.91      1.93      (11.14)      (15.31)
Total Revenues                       100.00    100.00    100.00       10.26       (14.57)

Restaurant Costs and Expenses:
  Cost of Sales                       26.88     26.05     25.15       15.46       (11.51)
  Restaurant Labor and Benefits       33.21     33.72     33.92       10.20       (15.07)
  Other Operating Expenses            16.01     16.24     15.73       10.31       (11.85)
  Occupancy Costs                     10.20     11.55     11.84       (1.17)      (16.70)
  Preopening Costs                      .13         -      0.50        N/A           N/A
Total Restaurant Expenses             86.43     87.56     87.14       10.46       (14.17)

Operations and Franchise Expenses      6.67     11.89      6.16      (38.20)      (64.93)
Corporate Expenses                     6.89      9.21      7.28      (17.59)        8.08
Interest Expense                       1.93      2.13      1.74        (.31)        4.29

Income (Loss) Before Income Taxes
  and Cumulative Effect                 .07     (7.53)     0.91        N/A           N/A
Income Taxes                              -      0.24         -        N/A           N/A
Income (Loss) Before Cumulative
  Effect of Accounting Change           .07%    (7.77)%    0.91%       N/A           N/A

<Page 6>
1996 Compared to 1995

     For the fiscal year ended June 30, 1996, Revenues were $21,546,002, up 10.26%, compared to $19,541,109 in fiscal 1995. Sales of Food and Beverages increased 11.9% to $21,052,194 in fiscal 1996 from $18,812,719 in fiscal 1995. This increase was primarily due to an increase in comparable sales per restaurant of 9.0% and the opening of one new company-owned restaurant.
     The improvement in comparable sales per company-owned restaurant was primarily due to the company's remodeling program, an expansion of TV advertising and the continued effects of a price decrease instituted in the fourth quarter of fiscal 1995. Comparable guest counts advanced by 10.5% while average check declined by $.14 compared to fiscal 1995.
     Franchise Fees and Royalties decreased to $161,777 in 1996 from $354,719 in 1995. Royalties from franchised restaurants declined to $146,335 in 1996 from $272,109 because of lower sales from fewer franchised restaurants. During 1996 one franchised restaurant opened, and three franchised restaurants closed. License Fee Revenues were $5,442 in fiscal 1996 compared to $20,609 in 1995. There was one franchised restaurant opened in fiscal 1996 compared to two in fiscal 1995. Franchise Development Fee Revenues were zero in fiscal 1996 compared to $12,000 in 1995. In addition, Development Fee Revenues from forfeiture of development rights was $10,000 in fiscal 1996 compared to $50,000 in 1995.
     Commissary, Rent and Other Income decreased to $332,031 in 1996 from $373,671 in 1995. This decline is primarily due to a decline in rental income of $88,967, offset by increases in Commissary Revenues of $18,546, interest income of $7,777, a $15,779 increase in earnings from LaMexiCo, and an increase in management fees of $8,907.
     Restaurant Costs and Expenses increased 10.46% to $18,196,190 in fiscal 1996 from $16,472,883 in 1995 primarily due to having a 10.5% increase in comparable guest counts per restaurant. Total restaurant expenses as a percentage of Sales of Food and Beverages were 86.43% in 1996 compared to 87.56% in 1995. Cost of Sales as a percentage of Sales of Food and Beverages increased to 26.88% from 26.05% in 1995 due to the price decrease and higher food prices. Restaurant Labor and Benefits declined .51% as a percentage of Sales of Food and Beverages to 33.21% in 1996 from 33.72 % in 1995. This decline as a percent of sales is primarily due to the semi-fixed nature of these expenses. Other Operating Expenses, which include such expenses as utilities, restaurant supplies, and advertising and promotion costs, increased 10.31% to $3,369,466 in 1996 from $3,054,604 in 1995, primarily due to having higher guest counts and increased television advertising expenditures. Media advertising costs due to the new television advertising campaigns increased to $847,925 in 1996 (up 56.6%) compared to $541,530 in 1995. Occupancy Costs include rent, common area maintenance, taxes, insurance, and depreciation. These costs decreased in absolute terms ($25,380) and as a percentage of sales. Occupancy costs as a percent of Sales of Food and Beverages were 10.20% in 1996 compared to 11.55% in 1995. There were absolute decreases in restaurant insurance costs ($47,000) and Taxes and Licenses ($27,000) due to ongoing cost reduction programs. Preopening costs were $28,959 in fiscal 1996 compared to $0 in fiscal 1995. During 1996 one company-owned restaurant opened, while no new company-owned restaurants opened during fiscal 1995.
     Operations and Franchise Expenses declined $887,668 (38.20%) and as a percentage of Total Revenues decreased to 6.67% in fiscal 1996 from 11.89% in 1995. The dollar decrease primarily represents the closing charge associated with three franchisees ceasing operations at four restaurants subleased to them by the Company in 1995. These costs consisted of the establishment of a reserve for asset impairment, a reserve established for rent and other costs during the time required for disposal, and amounts for bad debts associated with these franchisees. During 1995 the Company incurred an asset impairment write-down of $190,826 for the Bossier City and Cutler Ridge restaurants. In addition, a reserve of $392,823 for future rental and other costs was established for the four locations to cover the estimated expenses to carry the properties during the time required for sublease or disposal. In addition, the Company increased its provision for doubtful accounts by $344,197, primarily to reflect receivable losses associated with the closure of these four restaurants plus three additional franchised restaurants during fiscal 1995. All of the properties were subleased before the end of fiscal 1996.
     Corporate Expenses declined in absolute terms ($316,642) and as a percentage of revenues (2.32%). The decrease between years is due to a planned decrease in all corporate departments due to cost savings

<Page 7>
actions instituted in Fiscal 1996, including a 10% decrease in compensation for all officers of the Company. Interest Expense declined to $414,800 in 1996 from $416,092 in 1995.
     These factors resulted in income before income taxes of $14,950 in 1996 compared to a pretax loss of $1,472,238 in 1995. There was a federal tax provision of $46,090 from a change in the valuation allowance for deferred tax assets in 1995 compared to zero in 1996. Net income after giving effect to this impact was an after tax loss of $1,518,328 ($.72) per share in fiscal 1995 compared to a profit of $14,950 in fiscal 1996.


1995 Compared to 1994

     During the fiscal year ended July 2, 1995, revenues declined to $19,541,109, down 14.57%, compared to $22,874,510 in fiscal 1994.
Sales of Food and Beverages decreased 14.58% to $18,812,719 in fiscal 1995 from $22,023,962 in fiscal 1994. This decrease was primarily due to having 15 restaurants in operation for all of fiscal 1995 compared to 18 for most of fiscal 1994, and to a 1.7% decline in comparable sales per restaurant. Comparable sales per restaurant declined for a number of reasons. On July 18,1994, the Center for Science In the Public Interest (CSPI) issued a study labeling Mexican food as unhealthy. Obviously, management disagrees with this study and its methods. However, the impact of this negative press has been felt throughout the Mexican Restaurant Segment. National Mexican restaurant chains have experienced sales declines as high as 15%. The second significant reason for the decline in comparable sales per restaurant is casino gaming. Gaming continues to grow on the Mississippi Gulf Coast, New Orleans, and the rest of the state of Louisiana. The short to intermediate impact of casino gaming will continue to be negative on Cucos. Casino gaming results in a reallocation of discretionary income, and casinos often sell food at or below cost.
     Despite these negative influences, we were able to build comparable sales per restaurant by 4.7% during the fourth quarter. This improvement was primarily due to our remodeling program, the introduction of TV advertising and a price decrease. The fourth quarter increase in comparable sales per restaurant reversed a two year downtrend in this important sales statistic.
     Franchise Fees and Royalties decreased to $354,719 in 1995 from $409,345 in 1994. Royalties from franchised restaurants declined $71,811 to $272,109 in 1995 from $343,920 because of lower sales from franchised restaurants. During 1995 two franchised restaurants opened, and seven franchised restaurants closed due to the factors noted above, in addition to increased competition from other casual dining chains. License Fee Revenues were $20,609 in 1995 compared to $14,425 in 1994. There were two franchised restaurants opened in 1995 compared to one in fiscal 1994. Franchise Development Fee Revenues were $12,000 in 1995 compared to $1,000 in 1994. In addition, Development Fee Revenues from forfeiture of development rights was $50,000 in both fiscal 1995 and 1994.
     Commissary, Rent and Other Income decreased to $373,671 in 1995 from $441,203 in 1994. This decline is primarily due to a $72,286 decline in rental income, because of the closing of four franchised restaurants previously subleased to franchisees, and a $13,483 decline in commissary sales, offset by an increase of $29,268 in management fees. The Company manages one restaurant for an affiliated franchisee for a fee of 5.0% of sales.
     Restaurant Costs and Expenses decreased 14.17% to $16,472,883 in fiscal 1995 from $19,192,647 in 1994 primarily due to having three fewer restaurants in 1995 compared to 1994. Total restaurant expenses as a percentage of Sales of Food and Beverages were 87.56% in 1995 compared to 87.14% in 1994. Cost of Sales as a percentage of Sales of Food and Beverages increased to 26.05% from 25.15% in 1994 due to a price decrease and higher produce costs. Restaurant Labor and Benefits declined .20% as a percentage of Sales of Food and Beverages to 33.72% in 1995 from 33.92% in 1994. This decline as a percent of sales is primarily due to decreased health insurance and workman's compensation costs during fiscal 1995. Other Operating Expenses, which include such expenses as utilities, restaurant supplies, and advertising and promotion costs, declined 11.85% to $3,054,604 in 1995 from $3,465,149 in 1994, primarily due to having three fewer restaurants in operation in 1995 compared to 1994. Media advertising

<Page 8)
costs due to the new
television advertising campaigns increased to $541,530 in 1995 (up 39.0%) compared to spending of $389,550 in 1994. Occupancy Costs include rent, common area maintenance, taxes, insurance, and depreciation. These costs decreased slightly as a percentage of sales to 11.55% of Sales of Food and Beverages in 1995 compared to 11.84% in 1994. Preopening costs were $0 in 1995 compared to $110,396 in 1994. Preopening costs are amortized over twelve months. Amortization of these costs from the four restaurants opened or purchased in 1993 was completed in 1994. No new company-owned restaurants opened during fiscal 1995.
     Operations and Franchise Expenses increased $914,875 (64.93%) and as a percentage of Total Revenues increased to 11.89% in 1995 from 6.16% in 1994. The dollar increase primarily represents the costs associated with three franchisees ceasing operations at four restaurants subleased to them by the Company. These costs consisted of a write down for asset impairment, a reserve established for rent and other costs during the time required for disposal, and amounts for bad debts associated with these franchisees. During 1995 the Company incurred a write down for asset impairment of $190,826 for the Bossier City and Cutler Ridge restaurants. In addition, a reserve of $392,823 for future rental and other costs was established for the four locations to cover the estimated expenses to carry the properties during the time required for sublease or disposal. In addition, the Company increased its provision for doubtful accounts by $344,197, primarily to reflect receivable losses associated with the closure of these four restaurants plus three additional franchised restaurants during fiscal 1995. One of the properties was subleased before year-end. At year-end there was $172,123 remaining in the reserves for rents and related costs.
     Corporate Expenses increased in absolute terms ($134,546) and as a percentage of revenues (1.93%). The increase between years is due to an increase in professional fees (primarily legal fees) of $49,000, marketing consulting fees of $23,000, marketing research of $39,000 and construction and real estate of $18,000. Interest Expense increased to $416,092 in 1995 from $398,972 in 1994, primarily reflecting the increased level of debt due to remodeling five restaurants during the fiscal year.
     These factors resulted in a loss before income taxes of $1,472,238 in 1995 compared to a profit of $207,940 in 1994. There was a federal tax provision of $46,090 in 1995 compared to zero in 1994. Because of the factors discussed throughout this analysis, management increased the valuation allowance related to deferred taxes. The income tax expense recognized during fiscal 1995 is a result of this increase in the valuation allowance. Management believes that the remaining deferred tax assets of $105,910 are realizable through future taxable income and the future reversals of existing taxable temporary differences. Uncertainties that effect the ultimate realization of deferred tax assets include the risk of incurring additional losses in the future. This risk has been considered in determining the need for a valuation allowance. During the first quarter of 1994, the Company adopted SFAS No. 109, "Accounting for Income Taxes" and has reported the cumulative effect of the change in method of accounting for income taxes as of the beginning of 1994 fiscal year in the financial statements. The cumulative effect on prior years of this change in accounting principle was $152,000 or $.07 per share. Net income after giving effect to this accounting change was $359,940 ($.17 per share) in 1994 compared to an after tax loss of $1,518,328 ($.72) per share in fiscal 1995.

<Page 9>
Liquidity and Capital Resources

     The Company relies on cash flow from operating activities to finance normal recurring capital expenditures and scheduled maturities of debt. A combination of long-term debt and lease financing is used to fund expansion and remodeling.
     Net Cash Provided By Operating Activities increased to $896,101 in 1996 compared to $202,596 in fiscal 1995 and $863,722 recorded in 1994. These changes were primarily due to income of $14,950 in fiscal 1996 compared to a loss of $1,518,328 incurred in fiscal 1995 and a profit of $359,940 in 1994. Depreciation and amortization declined to $884,654 from $912,183 in 1995 and $1,012,725 in 1994. The decline in
1996 compared to 1995 was due to the asset impairments recorded in fiscal 1995 offset by increased depreciation and preopening amortization due to remodelings and one new company-owned restaurant. The decline in 1995 compared to 1994 was mostly due to the decline in preopening expense amortization of $110,396. These negatives were partially offset by the cash produced from having lower receivable balances ($102,155) and higher accrual and payable balances ($131,295) in fiscal 1996 compared to fiscal 1995. These factors resulted in a decline in the Company's working capital position of $30,551. Current assets were $1,923,871 at the end of fiscal 1996, or .59 times current liabilities of $3,283,791. This compares to a current ratio of .60 at the end of 1995 and .81 at the end of 1994.
     The Company has provided a valuation allowance for deferred tax assets of $1,119,667 related primarily to net operating loss carry-forwards which may not be realized through future taxable income and future reversal of existing temporary differences. Management believes that the remaining deferred tax assets of $105,910 are realizable through future taxable income and the future reversals of existing taxable temporary differences. Uncertainties that affect the ultimate realization of deferred tax assets include the risk of incurring additional operating losses in the future. The risk has been considered in determining the need for a valuation allowance. Management will continue to assess the adequacy of the valuation allowance on a quarterly basis in fiscal 1997.
     Net cash used in investing activities in 1996 increased to $1,189,017 compared to $748,293 in 1995 and $1,003,767 in 1994. The primary reason for the net increase was because of the sale of its Gainesville restaurant in 1995. In 1995 the Company received $351,079 in proceeds from the sale of its Gainesville restaurant. In addition, capital expenditures increased $93,245 to $1,192,617, compared to capital expenditures of $1,099,372 in 1995 and $1,204,883 in 1994. In 1996 the increase in capital expenditures was due to the addition of the newest company-owned restaurant in Ruston, Louisiana, offset by a decrease in the number of remodelings of existing restaurants. The Company remodeled three of its restaurants in 1996 compared to five major remodelings in 1995 and one in 1994. In 1995 and 1994 the Company did not open or buy any restaurants. During 1994 the Company bought the land and building of one of its previously leased restaurants for $550,000.
     Virtually all of the 1996 capital expenditures associated with remodeling and the new restaurant were financed with long-term debt or leases. The Company has one working capital line of credit at June 30, 1996. Approximately $57,000 remained on the working capital line at the end of the fiscal year. Net cash provided by financing activities was $507,266 in 1996 compared to $497,602 in 1995 and $167,958 in
1994. During fiscal 1996 the Company issued $500,000 of zero-coupon convertible Notes, due June 30, 2015, in a private transaction. The long-term debt to equity ratio, excluding the convertible note, was
1.30 to 1.00 at the end of fiscal 1996 compared to 1.26 to 1.00 at the end of 1995 and .60 to 1.00 at the end of 1994. The Company has certain covenants as to liquidity and debt levels with two of its major lenders. At year-end the Company was in compliance with these debt covenants.
     In 1997 the Company intends to continue remodeling its restaurants. The Company is in discussions with several financing sources about the funding of these remodelings as well as new company-owned restaurants.

<Page 10>
Impact of Inflation and Changing Prices

     Inflation in food, labor, construction costs and interest rates can affect the Company's operations. Many of the Company's employees are paid hourly rates related to the minimum wage. Legislation was recently signed increasing the minimum wage $.50 on October 1, 1996, and an additional $.40 on September 1, 1997 for nontipped employees. Management expects to institute sales building and cost savings actions to offset the effect of this increase.
     Management reviews its pricing regularly to ensure it is priced competitively, that it offers outstanding value to its customers, and that margins are maintained. Inflation can also affect food costs, rent, taxes, maintenance, and insurance costs. The Company has offset many of these increases through increased purchasing efficiencies.


Seasonality and Reporting Periods

     The Company's results are affected by seasonality. Usually the highest sales periods occur in late Spring and Summer, with sales declining in the Fall and Winter. This is especially true for the Gulf Coast restaurants where sales are more dependent on tourism.
     For fiscal 1997, the year will end on June 29, 1997, and will consist of one sixteen week quarter ending October 20, 1996, and three twelve week quarters ending January 12, 1997, April 6, 1997, and June 29, 1997.


Local Gaming Referendum

     During fiscal 1996 the State of Louisiana passed a local option ordinance on all forms of gambling including video poker. In November, 1996, all parishes in the state will vote whether to retain video poker and other forms of gambling. Management is unable to predict which Parishes will vote for or against the continuation of video poker or casino gaming. If video poker is voted out by a Parish, existing video poker operators will be allowed to operate until July 1999.

<Page 11>
                 Statements of Operations - Cucos Inc.

                                                   Fiscal Year Ended
                                         June 30        July 2         July 3
                                           1996          1995           1994
Revenues

  Sales of Food and Beverages          $21,052,194    $18,812,719    $22,023,962
  Franchise Fees and Royalties             161,777        354,719        409,345
  Commissary, Rent and Other Income        332,031        373,671        441,203
Total Revenues                          21,546,002     19,541,109     22,874,510

Restaurant Costs and Expenses

  Cost of Sales                          5,658,370      4,900,784      5,538,354
  Restaurant Labor and Benefits          6,991,336      6,344,056      7,469,706
  Other Operating Expenses               3,369,466      3,054,604      3,465,149
  Occupancy Costs                        2,148,059      2,173,439      2,609,042
  Preopening Costs                          28,959              -              -
Total Restaurant Expenses               18,196,190     16,472,883     19,192,647

Operations and Franchise Expenses        1,436,308      2,323,976      1,409,101
Corporate Expenses                       1,483,754      1,800,396      1,665,850
Interest Expense                           414,800        416,092        398,972

Income (Loss) Before Income Taxes
   and Cumulative Effect of
   Accounting Change                        14,950     (1,472,238)       207,940

Income Taxes                                     -         46,090              -

Income (Loss) Before Cumulative
   Effect of Accounting Change              14,950     (1,518,328)       207,940

Cumulative Effect of Accounting Change           -              -        152,000

Net Income (Loss)                         $ 14,950    $(1,518,328)      $359,940

Weighted Average Number of Common
    Shares Outstanding                   2,601,116      2,113,747      2,179,773

Income (Loss) Per Share:
    Income (Loss) Before Cumulative
       Effect of Accounting Change       $     .01     $    (0.72)     $    0.10
    Cumulative Effect of Accounting
       Change                                    -              -           0.07

Net Income (Loss) Per Share              $     .01      $   (0.72)     $    0.17

See notes to financial statements.

<Page 12>
                      Balance Sheets - Cucos Inc.

                                                       June 30       July 2
                                                         1996         1995
Assets

Current Assets
  Cash and cash equivalents                            $ 781,090     $566,740
  Receivables:
     Trade                                               326,147      616,470
     Due from affiliates                                 306,793      233,942
     Notes receivable from franchisees                    15,536       28,864
     Less allowance for doubtful accounts                 99,118      194,034
                                                         549,358      685,242

  Inventories                                            244,589      219,653
  Prepaids, deferred taxes and other current assets      348,834      302,511
  Property held for resale                                     -      217,210
       TOTAL CURRENT ASSETS                            1,923,871    1,991,356

Deferred Taxes and Noncurrent Assets                     322,508      309,737

Property, Equipment and Other
  Land                                                   327,000      327,000
  Property and equipment                               4,896,737    4,300,009
  Building and leasehold improvements                  5,183,624    4,275,063
  Reacquired franchise rights                            528,896      528,896
                                                      10,936,257    9,430,968

  Less accumulated depreciation and amortization       4,561,795    3,586,795
                                                       6,374,462    5,844,173
Preopening costs less accumulated amortization of
  $28,959 at June 30, 1996                                96,519            -

Investment in LaMexiCo, L.L.C.                           245,178      249,053

Deferred Costs, less accumulated amortization of
  $18,971 at June 30, 1996, and $15,597 at
  July 2, 1995                                            82,102       25,112
                                                      $9,044,640   $8,419,431

Liabilities and Shareholders' Equity

Current Liabilities
  Short-term debt payable to banks                     $  93,000    $ 313,725
  Trade accounts payable                               1,477,670    1,469,585
  Accrued expenses and other                             544,119      564,752
  Accrued payroll                                        200,606      185,133
  Current portion of long-term debt                      968,396      787,530
       TOTAL CURRENT LIABILITIES                       3,283,791    3,320,725

Long-Term Debt, less current portion                   2,934,051    2,838,359
Convertible Debenture - Non-Interest Bearing -
  See Note B                                             500,000            -
Deferred Revenue                                          62,500       11,000
Shareholders' Equity
  Preferred Stock, no par value-1,000,000
     shares authorized, none issued or outstanding
  Common Stock, no par value-20,000,000 shares
     authorized, 2,113,747 shares issued and
     outstanding at June 30, 1996 and July 2, 1995     4,745,585    4,745,585
  Additional paid-in capital                              67,849       67,849
  Retained earnings (deficit)                         (2,549,136)  (2,564,086)

       TOTAL SHAREHOLDERS' EQUITY                      2,264,298    2,249,348
                                                      $9,044,640   $8,419,431
See notes to financial statements.

<Page 13)

                Statements of Cash Flows - Cucos Inc.

                                                           Fiscal Year Ended
                                                June 30         July 2          July 3
                                                  1996           1995            1994

Operating Activities

Net income (loss)                               $ 14,950    $ (1,518,328)    $   359,940
  Adjustments to reconcile net
   income (loss) to net cash provided
   by operating activities
     Depreciation and amortization               884,654         912,183       1,012,725
     Increase (Decrease) in deferred revenue      51,500         (64,334)        (23,000)
     Loss on sale of assets and other             23,619          40,389          19,270
     Cumulative effect of accounting change            -               -        (152,000)
     Asset impairment and rent reserve            89,220         578,141               -
     Costs associated with closed restaurants   (217,592)       (219,303)              -
     Equity in earnings of equity investee,
      net of distributions                         3,875           5,710         (10,763)
     Changes in operating assets and
      liabilities:
      Receivables                                102,155         117,978        (138,660)
      Inventories                                (24,936)         40,391          37,644
      Prepaids and other                         (37,161)        176,092         (43,308)
      Preopening costs                          (125,478)         15,143           3,099
      Accounts payable                             8,086         265,141          31,869
      Accrued expenses                           107,736        (123,482)       (141,230)
      Accrued payroll                             15,473         (23,125)        (91,864)
  NET CASH PROVIDED BY
    OPERATING ACTIVITIES                         896,101         202,596         863,722

Investing Activities

  Change in certificates of deposit                    -               -         117,000
  Purchases of property and equipment         (1,192,617)     (1,099,372)     (1,204,883)
  Contributions to equity investee                     -               -        (244,000)
  Proceeds from sale of assets                     3,600         351,079         328,116
  NET CASH USED IN INVESTING
   ACTIVITIES                                 (1,189,017)       (748,293)     (1,003,767)

Financing Activities

  Change in short-term debt payable to banks    (220,725)         23,725         (45,000)
  Proceeds from long-term borrowings           1,150,915       1,346,200       1,504,953
  Proceeds of convertible debt                   500,000               -               -
  Principal payments on borrowings              (874,357)       (872,323)     (1,291,995)
  Debt issuance costs                            (48,567)              -               -
  NET CASH PROVIDED BY
   FINANCING ACTIVITIES                          507,266         497,602         167,958
  INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                              214,350         (48,095)         27,913
Cash and cash equivalents at beginning
   of year                                       566,740         614,835         586,922
  CASH AND CASH EQUIVALENTS
   AT END OF YEAR                               $781,090      $  566,740      $  614,835

See notes to financial statements.

<Page14>

            Statements of Shareholders' Equity - Cucos Inc.


                                            Additional    Retained
                                 Common      Paid-In      Earnings
                                  Stock      Capital      (Deficit)        Total
Balance as of July 4, 1993     $4,745,585    $67,849    $(1,405,698)    $3,407,736

  Net income for the year               -          -        359,940        359,940

Balance as of July 3, 1994      4,745,585     67,849     (1,045,758)     3,767,676

  Net loss for the year                 -          -     (1,518,328)    (1,518,328)

Balance as of July 2, 1995      4,745,585     67,849     (2,564,086)     2,249,348

  Net income for the year               -          -          4,950         14,950

Balance as of June 30, 1996    $4,745,585    $67,849     $(2,549,136)   $2,264,298



                  Cucos Inc. - Stock Data (unaudited)

 The Company's common stock is traded on The NASDAQ Small-Cap Market under the symbol CUCO. The following table sets forth the range of the high and low bid and ask prices for each of the quarters indicated for fiscal 1995 and fiscal 1996.

Fiscal 1995                            High Bid-Ask   Low Bid-Ask
1st Quarter ended 10/23/94              1 1/2-2        1 1/2-2
2nd Quarter ended 1/15/95                   2-2        1 1/2-1 7/8
3rd Quarter ended 4/9/95                1 5/8-1 7/8    1 1/4-1 5/8
4th Quarter ended 7/2/95                1 5/8-1 5/8    1 1/4-1 5/8

Fiscal 1996                            High Bid-Ask   Low Bid-Ask
1st Quarter ended 10/22/95              1 1/2-1 5/8        1-1 3/8
2nd Quarter ended 1/14/96               1 3/4-1 3/4    1 1/8-1 3/8
3rd Quarter ended 4/7/96                1 1/2-1 1/2    1 1/8-1 1/8
4th Quarter ended 6/30/96               1 5/8-1 5/8    1 1/8-1 1/8


 On September 9, 1996, the closing bid and ask prices for Cucos common stock were 1 1/8 bid and 1 5/8 ask.
 The foregoing quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not necessarily represent actual transactions.
 Since becoming a public company, Cucos Inc. has paid no cash dividends and has no present intention of paying dividends, but rather will retain its earnings to provide funds for expansion of its business and other corporate purposes.
 Approximate number of shareholders (including beneficial shareholders through nominee registration) as of September 9, 1996:
1,001
 Market makers: Herzog, Heine, Geduld, Inc., Legg Mason Wood Walker Inc., Paragon Capital Corp. and Morgan, Keegan & Company.

<Page 15)
Note A - Significant Accounting Policies

     Fiscal Year: The Company uses a 52/53 week year for financial reporting purposes with the Company's fiscal year ending on the Sunday closest to June 30 of each year. Fiscal 1996, 1995 and fiscal 1994 were fifty-two week years. Fiscal 1997 will also be a fifty-two week year.
     Industry: The Company is a full-service casual dining restaurant chain offering Mexican appetizers, entrees and complementing beverages. At June 30, 1996, the Company operated sixteen restaurants and franchised five restaurants.
     Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, cash in bank accounts and money market accounts, and certificates of deposit with original maturities of less than three months.
     Inventories: Inventories, consisting primarily of food and beverages, are stated at the lower of cost (first-in, first-out method) or market.
     Property, Equipment, and Other: Property, Equipment and Other is stated on the basis of cost. Depreciation and amortization are computed by the straight-line method over the assets' useful lives or their lease terms, whichever is shorter. The useful lives of equipment range from 3-10 years; the useful lives of leasehold improvements are generally 15 years, and the useful lives of reacquired franchise rights, which represents the costs to reacquire franchised restaurants in excess of the tangible assets acquired, are 15 years. Depreciation and amortization expenses for these assets are $855,696, $912,183 and $901,145 for the fiscal years 1996, 1995 and 1994, respectively.
     Deferred Costs: Preopening costs include hiring, training and associated costs of opening new company-owned restaurants. These costs are capitalized and amortized on a straight-line basis over a one-year period once the restaurant is opened. Deferred site costs incurred in the selection of sites for new company-owned restaurants are capitalized and amortized on a straight-line basis over a 10-year period; costs incurred in the selection of sites for franchised restaurants are accumulated and expensed when the related franchise revenue is recognized. If a potential site is abandoned, the deferred costs related to that site are charged to current operations. Other deferred costs, primarily trademarks, are amortized on a straight-line basis over 20 years. Deferred issuance costs are amortized over the life of the convertible debenture (20 years).
     Advertising Costs: Advertising costs are expensed as incurred. Media advertising expense was $847,925, $541,530 and $389,550 for fiscal years 1996, 1995 and 1994, respectively.
     Franchise Fees and Royalties (See Note H): The Company sells exclusive rights to develop Cucos restaurants for designated territories, as well as individual franchises for each restaurant. The area development agreements call for a nonrefundable fee for territorial exclusivity and for other development opportunities lost or deferred as a result of the rights granted under the agreement. Franchise development fee revenue from these agreements is deferred and recognized as income on a pro rata basis as restaurants are developed in the designated territory or when the developer forfeits the development rights under the agreement. Franchise fee revenue from the individual restaurants is recognized as income when all obligations of the Company are substantially fulfilled, which occurs when the franchise restaurant begins operations. Royalty income is based upon a percentage of franchise sales and recognized as income when earned. Royalties and other receivables are often collaterized by personal guarantees and sometimes equipment owned by the franchisee.
     Income Taxes: During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As permitted under the Statement, the Company elected not to restate the financial statements of prior years. The cumulative effect as of July 5, 1993, of adopting Statement 109 increased net income by $152,000, or $.07 per share. Under Statement 109, the liability method is used in accounting for income taxes. Under this method deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income tax expense was determined using the liability method prescribed by Statement 96, which was superseded by Statement 109. Among other changes, Statement 109 changed the recognition and measurement criteria for deferred tax assets included in Statement 96.
     Impairment of Long-Lived Assets: In March 1995 the FASB issued Statement 121 that requires impairment losses to be recorded on long-lived assets used in operations when impairment indicators are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of fiscal 1997. The Company does not anticipate that the adoption of Statement 121 will be material to the financial statements.
     Stock-Based Compensation: The Company accounts for its stock compensation arrangements under the provision of Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," but is reviewing the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company has not yet finalized its review of the provisions of this statement, and, accordingly, has not yet determined whether it will adopt SFAS No. 123 for expense recognition purposes, or continue to follow APB Opinion No. 25 and make the proforma information disclosures required under the new standard.
     Reclassifications: Certain balances in prior fiscal years have been reclassified to conform with the presentation in the current fiscal year.

<Page 16>
Note B - Debt

                                                   June 30        July 2
                                                     1996          1995
Notes payable to banks and finance companies:
  Fixed interest rates from 7.8% to 13.8%         $1,413,879    $ 1,253,340
  Variable interest rates from prime
     to prime plus 1.5%                              895,568        871,193
Other, including obligations under capital leases:
Fixed interest rates of 4.3% to 17.6%              1,385,240      1,225,036
  Variable interest rates at prime
     plus 1.5%                                       207,760        276,320
                                                   3,902,447      3,625,889
Less current portion                                 968,396        787,530
                                                  $2,934,051     $2,838,359

     Notes payable to banks and finance companies are collateralized by restaurant equipment, land, building and leasehold improvements with a carrying value of approximately $3,441,369 and $2,164,042 at June 30, 1996, and July 2, 1995, respectively. At June 30, 1996, and July 2, 1995, capital lease obligations of $630,149 and $608,473 respectively, existed, which relate to restaurant equipment and leaseholds with a net carrying value of $917,280 and $793,504, respectively. Amortization of assets recorded under capital leases is included in depreciation expense.
     Maturities of long-term debt for each of the next five fiscal years are $968,396 in 1997; $870,619 in 1998; $1,173,572 in 1999;
$553,157 in 2000 and $336,704 in 2001. Interest expense approximates interest paid for each of the last three fiscal years. At June 30, 1996, the prime rate was approximately 8.25%.
     The Company has one line-of-credit agreement under which $150,000 can be borrowed at June 30, 1996. There was $57,000 available under that agreement as of that date. The agreement is unsecured and matures in October 1996. The weighted average interest cost on the short-term borrowings at June 30, 1996, is 10.25%.
     Certain credit and long-term debt agreements contain covenants which include provisions for the maintenance of net worth and various ratios. At June 30, 1996, the Company was in compliance with all such covenants.
     On July 28, 1995, the Company issued $500,000 of zero-coupon convertible unregistered Notes due June 30, 2015, $293,750 principal amount of which was issued to related parties. The notes do not bear interest and are convertible into 527,983 shares of the Company's common stock. The notes are not convertible until July, 2000, except under certain conditions, primarily those relating to the sale or control of the Company. The notes are secured by the assignment of one the Company's leases and a lien on the Company's tangible personal property located at the restaurant.
     The carrying amounts reported in the balance sheet for debt approximate fair value, as estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing instruments.

Note C - Income Taxes

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                 June 30          July 2
                                                   1996            1995
Deferred tax assets:
  Net operating loss carryforwards                $631,889      $619,809
  Tax credit carryforwards                         565,557       489,158
  Other - net                                       62,149       160,554
     Total deferred tax assets                   1,259,595     1,269,521
  Valuation allowance for deferred tax assets    1,119,667    (1,132,438)
                                                   139,928       137,083

Deferred tax liabilities:
  Opened site costs                                 34,018        31,173
        Net deferred tax assets                   $105,910      $105,910

     The following is a reconciliation of income taxes at the Federal statutory rate of 34% to income taxes reported in the statements of operations based on income before income taxes:

<Page 17>

                                                  June 30   July 2  July 3
                                                    1996     1995    1994
Income tax expense (benefit) at the
   Federal statutory rate                      $  5,083   $(500,561)    $70,700
State taxes, net of Federal deductions              598     (58,890)      8,317
Tax credits                                     (15,901)    (43,786)      2,338
Graduated tax rate differential                  (2,841)          -     (11,750)
Miscellaneous items not deductible for
   Federal income taxes                          25,832       5,687      14,462
Net operating loss utilized                           -           -     (84,067)
Change in valuation allowance                   (12,771)    643,640           -

Income Taxes                                    $     -     $46,090      $    -


     For Federal income tax purposes, the Company had net operating loss carryforwards of approximately $1,390,000 and investment and jobs tax credits carryforwards of approximately $599,000. These carryforwards expire beginning in 1999 at June 30, 1996.
     The Company has provided a valuation allowance for deferred operating loss carryforwards, which may not be realized through future taxable income and the reversals of taxable temporary differences. Because of lower than expected revenues and earnings, management increased the valuation allowance during 1995 resulting in $46,090 of income tax expense.


Note D - Leases

     The Company leases eighteen restaurant facilities and its corporate headquarters under noncancelable operating lease agreements with initial lease terms expiring between 1996 and 2011. Sixteen of the restaurant leases have remaining renewal options, and fifteen provide for contingent rentals based on sales performance in excess of specified minimums. Contingent rentals were not material in any year. Some of the leases also have varying escalation clauses based either on fixed dollar increases, a percentage of the previous minimum annual rental, or the consumer price index. The Company subleases four of its restaurant facilities under noncancelable sublease agreements with lease terms expiring from 1998-2011. The Company anticipates that income from these sublease agreements will be sufficient to cover the Company's remaining minimum lease payments.
     Future minimum lease and sublease payments were as follows at June 30, 1996:

                                Lease       Sublease       Net
     1997                    $1,386,000     $299,000   $1,087,000
     1998                     1,221,000      338,000      883,000
     1999                       988,000      231,000      757,000
     2000                       935,000      233,000      702,000
     2001                       831,000      265,000      566,000
     Thereafter               4,384,000    1,577,000    2,807,000
                             $9,745,000   $2,943,000   $6,802,000

     Rent expense for real estate on all the Company's operating leases was $1,410,000 in 1996, $1,390,000 in 1995 and $1,564,000 in
1994.

Note E - Related Party Transactions

     The Company is affiliated with L.B.G., Inc., through common ownership. L.B.G., Inc. reimburses the Company for accounting and administrative services based on the gross sales of each company. At June 30, 1996, L.B.G. owed the Company $234,892 for food, rent supplies and services. The receivable is secured by L.B.G.'s membership interest in LaMexiCo.
     The Company owns a 26.6% interest in LaMexiCo, L.L.C., a limited liability company, that operates a franchised Cucos at 3000 Veterans Boulevard in Metairie, Louisiana. The Company also manages the restaurant for LaMexiCo, L.L.C., and receives 5% of net sales as compensation. The restaurant opened under the development rights previously owned by L.B.G. Inc. L.B.G. Inc. currently owns 21.6% of LaMexiCo, L.L.C. The Company received $50,997, $45,665 and $26,815 in royalties from LaMexiCo in fiscal 1996, 1995 and 1994, respectively.
The Company received $85,108, $76,109 and $46,811 in management fee revenues in fiscal 1996, 1995 and 1994, respectively. The Company accounts for its interest in LaMexiCo, L.L.C., using the equity method. The Company's share of the affiliate's earnings was $26,302, $10,523 and $10,763 in fiscal 1996, 1995 and 1994, respectively. At
June 30, 1996, LaMexiCo had assets of $1,009,000, of which $74,000 were current and liabilities of $209,082 of which $179,949 were current. During fiscal 1996, LaMexiCo's revenues, expenses and net income were $1,840,000, $1,741,000 and $99,000, respectively.

<Page 18>
     The Company has entered into seven agreements with Brothers Video, Inc., an affiliated company, pursuant to which Brothers Video will supply video poker machines in nine Cucos restaurants located in Louisiana. The term of an agreement is 5 years. The Company has the option to renew each contract for two additional years.
     Under the agreements the Company will receive a commission of 65% of the net receipts during the first two years of the term and 70% thereafter. Under the agreements, Brothers Video absorbs all taxes, lease expenses and service costs associated with operating the machines. Vincent J. Liuzza, Jr., the Chairman, Chief Executive Officer and a director of the Company, is the sole stockholder of Brothers Video. At June 30, 1996, Brothers Video, Inc., owed the Company $48,604 for video poker commissions and other expenses. The Company received $186,134 in video poker commissions from Brothers Video in Fiscal 1996.
     Also see Note B for description of issuance of $293,750 of non interest bearing convertible debt to related parties.

Note F - Stock Options

     The Company has two stock option Plans: the 1983 Plan which expired in 1993 and the 1993 Plan, which was adopted by the shareholders in October, 1993. Officers, directors, and key employees of the Company may be granted incentive or nonqualified stock options to purchase up to 350,000 and 250,000 shares, respectively under each of the Plans. No additional options may be granted under the 1983 Plan. The option price of each incentive stock option granted may not be less than 100% of the fair market value of the Common Stock at date of grant. No minimum option price is required for nonqualified stock options, but the Company's policy is that these options will not be granted with an exercise price of less than the fair market value of the Common Stock at the date of grant.
     The following table summarizes options outstanding as of the end of fiscal 1996, 1995 and 1994.

                                          1996               1995               1994
                                             Average            Average            Average
                                     Shares   Price     Shares   Price     Shares   Price
Outstanding at beginning of year    355,600   $1.73    390,400   $1.75    323,200   $1.75
Granted                              74,400   $1.43      7,200   $1.63     79,200   $1.71
Canceled                            (34,600)  $1.77    (42,000)  $1.85    (12,000)  $1.53
Exercised                                 -       -          -       -          -       -
Outstanding at end of year          395,400   $1.67    355,600   $1.73    390,400   $1.75

Note G - Per Share Amounts

     Per share amounts are based on the weighted average number of shares of Common Stock and dilutive Common Stock equivalents outstanding, which were 2,601,116 in fiscal 1996, 2,113,747 in fiscal 1995 and 2,179,773 in fiscal 1994.

Note H - Franchise Operations

     In addition to its company-owned restaurants, the Company had five, seven and twelve franchised restaurants in operation at the end of fiscal 1996, 1995 and 1994, respectively. Royalty income from franchised restaurants was $146,335 in 1996, $272,109 in 1995 and $343,920 in 1994. During fiscal 1996, one franchised restaurant opened and three closed. During 1995 two franchised restaurants opened and seven closed. See Management Discussion Page 6 for a discussion of the costs of three franchisees ceasing operations in 1995. During 1994 one franchised restaurant opened, four franchised restaurants closed, and two restaurants previously operated by the Company were franchised. On July, 1996 an additional company-owned restaurant was franchised.

Note I - Shareholders' Rights Agreement

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

Note J - Defined Contribution Plan

     The Company sponsors a defined contribution savings plan which is available to substantially all employees. Eligible employees may contribute up to 20% of their compensation. The Company contributes an additional amount to the plan equal to 15% of employee contributions up to 5% of their compensation. Company contributions were $10,196, $22,577 and $25,186 in fiscal years 1996, 1995 and 1994, respectively.

<Page 19>
           Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Shareholders
Cucos Inc.

     We have audited the accompanying balance sheets of Cucos Inc. as of June 30, 1996 and July 2, 1995, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cucos Inc. at June 30, 1996 and July 2, 1995, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.
     As discussed in Note A to the financial statements, during the year ended July 3, 1994, the Company changed its method of accounting for income taxes.


New Orleans, Louisiana                  ERNST & YOUNG LLP
August 20, 1996



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


Vincent J. Liuzza, Jr.                  Thomas J. Sandeman
Chairman of the Board and               Chief Financial Officer
Chief Executive Officer

<Page 20)
Board of Directors                      Officers

Vincent J. Liuzza, Jr.                  Vincent J. Liuzza, Jr.
Founder, Chairman of the Board          Founder, Chairman of the
since 1981.                             Board of Cucos Inc. since
Committees: Executive, Audit,           1981. Chairman and other
Compensation, Stock Option              Offices-L.B.G. Inc.,
Chairman-Executive                      (formerly Sizzler Family
                                        Steakhouses of Southern
Frank J. Ferrarra                       Louisiana, Inc.) since 1969.
Director since 1996. Managing
Partner -                               Thomas J. Grace
Ferrarra & Ferrarra since 1982.         Secretary since 1983 and
Committees: Stock Option, Audit,        General Counsel since 1992.
Compensation
Chairman-Compensation.                  Elie V. Khoury
                                        President since July 1996.
Elie V. Khoury                          Vice President-Operations
President since July 1996.              (1990-1996)
Vice President-Operations  (1990-       Executive Director of
1996)                                   Operations (1989-1990).
Executive Director of Operations        District Supervisor (1985-
(1989-1990). District Supervisor        1989).
(1985-1989).
                                        Glenda T. Liuzza
Thomas J. Grace                         Founder, Vice President
Founder and Secretary since 1983.       Concept Development since
General Counsel since 1992.             1985. Director of Marketing
Committee: Executive.                   (1983-1985).

David M. Liuzza                         Thomas J. Sandeman
Founder and Director since 1995.        Vice President-Finance and
President and other offices of          Treasurer since 1983. Vice
L.B.G., Inc., formerly Sizzler          President-Financial Planning
Family Steakhouses of Southern          and Internal Audit-Ponderosa
Louisiana, Inc. since 1969.             Inc. (1977-1983).
President-LaMexiCo, L.L.C., a
franchisee of the Company since
1994. Committee:                        Consultants to the Board
Executive
                                        Richard E. Butler
Sidney C. Pulitzer                      Consultant  since 1994
Director since 1983. Chairman-          Formerly Executive Vice-
Wemco Inc., a manufacturer of           President - El Torito
men's neckwear and sportswear           Mexican Restaurants
since 1985. President of the
World Trade Center in 1994.             Kenneth F. Reimer
Committees: Compensation, Stock         Consultant since 1994
Option and Audit Chairman-Audit.        Formerly President and CEO -
                                        Roma Corporation, operator
Miguel Uria                             of Tony Roma's, A Place for
Director since 1983. President-         Ribs.
Oro Financial, a registered
broker/dealer since 1988. Prior
to 1988, Mr. Uria served as First
Vice President of Howard, Weil,
Labouisse, Friederichs
Incorporated, an investment
banking firm. Committees:
Compensation and Stock Option
Chairman-Stock Option

<Inside Back Cover>
                         Corporate Information

Transfer Agent
     Boatmen's Trust Company
     St. Louis, Missouri

Securities Counsel
     Drinker Biddle & Reath
     Philadelphia, Pennsylvania

Independent Auditors
    Ernst & Young LLP
    New Orleans, Louisiana

Corporate Offices
     110 Veterans Blvd., Suite 222
     Metairie, Louisiana 70005
     504-835-0306

NASDAQ Symbol: CUCO

Annual Meeting
     The annual meeting of shareholders will be held at Cucos Border Cafe, 3000 Veterans Boulevard, Metairie, Louisiana, at 3:00 p.m. on Thursday, October 31, 1996.

Form 10-KSB
     A copy of Form 10-KSB, the Corporation's annual report to the Securities and Exchange Commission, can be obtained without charge by writing or faxing your request to:
          Thomas J. Sandeman
          Vice President-Finance
          Cucos Inc.
          110 Veterans Blvd., Suite 222
          Metairie, Louisiana 70005
          Fax No. 1-504-836-3194


Form 10-QSB
     A copy of Form 10-QSB, the Company's quarterly report to the Securities and Exchange Commission, can be obtained without charge by faxing your request to:
         Cucos Inc.
         Attn. Investor Relations
         Fax No. (504) 836-3194


Advertising Agency
     Bandy  Carroll  Hellige
     Louisville, Kentucky

Design Firm
     Thomasgraphics
     Baton Rouge, Louisiana